Exhibit 99.1
PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING
- AND -
MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting of Unitholders
to be held on Tuesday, June 9, 2009
May 5, 2009

PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON TUESDAY, JUNE 9, 2009
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Tuesday, June 9, 2009 in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2008 and the auditors’ report thereon;
2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;
3.	to elect the directors of the Corporation for the ensuing year;
4.	to consider an extraordinary resolution to approve the amalgamation of the Corporation and Esprit Exploration Ltd. and related matters;
5.	to consider an extraordinary resolution to authorize amendments to the Trust’s amended and restated trust indenture, dated June 18, 2008, the Corporation’s By-Law No. 1, enacted December 2, 2000, and the Corporation’s unanimous shareholder agreement, dated July 27, 2006 to increase the grant of responsibility and authority to the Corporation and to facilitate the internalization of Pengrowth’s management structure;
6.	to consider an ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust; and
7.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 5, 2009 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed April 23, 2009 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 5th day of May, 2009.
By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) “Laura Leong”	(signed) “Karen Biscope”
Corporate Trust Officer	Manager, Corporate Trust

TABLE OF CONTENTS

GENERAL INFORMATION	3
Date of Information	3
Voting Units and Principal Holders Thereof	3
Currency and Exchange Rate	3

VOTING INFORMATION: QUESTIONS AND ANSWERS	3
Meeting Procedure	3
Registered Unitholders	5
Beneficial Unitholders	6

MATTERS TO BE ACTED UPON AT THE MEETING	7
Interest of Certain Persons or Companies in Matters to be Acted Upon	7
Matter #1 — Receiving and Considering Financial Statements	7
Matter #2 — Appointment of Auditors	7
Matter #3 — Election of Directors	7
Matter #4 — Amalgamation of the Corporation and Esprit	13
Matter #5 — Amendments to the Trust Indenture and the USA	14
Matter #6 — Ordinary Resolution to Reappoint Computershare Trust Company of Canada as the Trustee of the Trust	16

STATEMENT OF EXECUTIVE COMPENSATION	17
Compensation Discussion & Analysis	17
Summary Compensation Table	28
Incentive Plan Awards	29
Pension Plan Benefits	31
Termination and Change of Control Benefits	31
Director Compensation	33
Incentive Plan Awards for Directors	35
Performance Graphs	36
Other Compensation	40
Trust Units Issuable From Treasury	41
Directors’ and Officers’ Liability Insurance	42

STATEMENT OF CORPORATE GOVERNANCE	42
Mandates of the Trustee, the Manager and the Board of Directors	42
Board Independence	43
Board Approvals and Structure	44
Board Committees	44
Statement of corporate governance practices	44

MANAGEMENT AGREEMENT	45
Summary of the Management Agreement	45
Bonus Pool	46
Management Agreement Second Term	47
Expiry of the Management Agreement	47

AUDIT COMMITTEE REPORT	48

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	49

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	49

ADDITIONAL INFORMATION	49

APPENDICES

APPENDIX 1 —	Statement of Corporate Governance Practices
APPENDIX 2 —	Mandate of the Board
APPENDIX 3 —	Terms of Reference of the Corporate Governance Committee
APPENDIX 4 —	Terms of Reference of the Compensation Committee
APPENDIX 5 —	Terms of Reference of the Audit Committee
SCHEDULES

SCHEDULE A —	Extraordinary Resolution to Approve the Amalgamation of the Corporation and Esprit
Exhibit A-1 to	Schedule A — Articles of Continuance of Esprit
Exhibit A-2 to	Schedule A — Amalgamation Agreement
Exhibit A-3 to	Schedule A — by-Laws
Exhibit A-4 to	Schedule A — Royalty Indenture Amendments
Exhibit A-5 to	Schedule A — NPI Agreement Amendments
SCHEDULE B —	Extraordinary Resolution to Approve Amendments to the Trust Indenture and USA
Exhibit B-1 to	Schedule B — Trust Indenture
Exhibit B-2 to	Schedule B — USA Amendments
SCHEDULE C —	Description of Long Term Incentive Plans
SCHEDULE D —	Ordinary Resolution to Reappoint Computershare Trust Company of Canada as the Trustee

GENERAL INFORMATION
This management information circular (the “Circular”) is provided to holders (“Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) in connection with the solicitation of voting proxies by the management of Pengrowth Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of Unitholders to be held at 3:00 p.m. (Calgary time) on Tuesday, June 9, 2009 in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.
The terms “we”, “us”, “our” or “Pengrowth” refer to the Trust on a consolidated basis and include all of the Trust’s directly or indirectly held wholly-owned subsidiaries.
Date of Information
Unless otherwise noted, information contained in this Circular is given as of May 4, 2009.
Voting Units and Principal Holders Thereof
Pursuant to Pengrowth’s amended and restated trust indenture dated June 18, 2008 (the “Trust Indenture”), the Trust is authorized to issue an unlimited number of Trust Units. At the close of business on April 23, 2009, there were 257,813,493 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.
To the knowledge of the directors and executive officers of the Corporation and Pengrowth Management Limited (the “Manager”), as of May 4, 2009, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Trust.
Currency and Exchange Rate
All monetary figures are stated in Canadian currency, except as noted. On May 4, 2009, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$0.8488.
VOTING INFORMATION: QUESTIONS AND ANSWERS
Your vote is very important to us. This section of the Circular provides you with information on how to vote your Trust Units. If you still have questions or concerns after reviewing this section, please contact our trustee, Computershare Trust Company of Canada (“Computershare” or the “Trustee”), at:
•	North America: (800) 564-6253

•	Other locations: (514) 982-7555
Proxies are being solicited primarily by mail, but may also be solicited by email, facsimile or telephone. The costs of solicitation are being borne by Pengrowth.
Meeting Procedure
Am I entitled to vote?
You are entitled to vote if you held Trust Units at the close of business on April 23, 2009 (the “Record Date”). Each Trust Unit is entitled to one vote at the Meeting or at any adjournment of the Meeting.

What am I voting on?
You are voting on the following items of business that will be presented at the Meeting:
(i)	the appointment of auditors;

(ii)	the election of the directors of the Corporation (“Directors”);

(iii)	the amalgamation of the Corporation and Esprit Exploration Ltd. (“Esprit”);

(iv)	certain amendments to the Trust Indenture, the Corporation’s By-Law No. 1, and the Corporation’s unanimous shareholder agreement, dated June 11, 2007 (the “USA”) to facilitate the internalization of Pengrowth’s management structure;

(v)	the re-appointment of Computershare Trust Company of Canada as the trustee of the Trust; and

(vi)	any other business that may properly come before the Meeting or any adjournment of the Meeting.
How are these matters decided?
A simple majority of the votes cast, in person or by proxy, at the Meeting is required to approve each of the matters identified in (i), (ii) and (v) above. The matters identified in (iii) and (iv) above will require the approval of two-thirds of the votes cast, in person or by proxy, at the Meeting.
How will my Trust Units be voted?
You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Trust Units or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Trust Units will be voted in favour of all items of business presented at the Meeting.
What if there are amendments to these matters or other matters brought before the Meeting?
If you plan to vote your Trust Units in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting, other than to vote for the election of any person as a Director who has not been named in this Circular.
At the date of this Circular, management of Pengrowth knows of no such amendments, variations or other matters to come before the Meeting.
Who counts the votes?
Votes are counted by Computershare in its capacity as registrar and transfer agent of the Trust.

Registered Unitholders
You are a registered Unitholder if your Trust Units are held directly in your own name through the direct registration system or a Trust Unit certificate. Otherwise, you are a beneficial Unitholder and should refer to page 4 for details of voting at the Meeting.
How can I vote if I am a registered Unitholder?
If you are a registered Unitholder, you may vote either in person at the Meeting or by completing and returning the enclosed instrument of proxy in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a registered Unitholder and plan to attend the Meeting and vote your Trust Units in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Unitholder, you should refer to page 4 for instructions on how to vote in person at the Meeting.
How can I vote by proxy?
The attached instrument of proxy appoints James S. Kinnear or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website as directed on the instrument of proxy or by calling the toll-free number located on the instrument of proxy.
Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed proxy?
Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet or by telephone then there is nothing further you need to do, unless you decide to revoke your proxy, as discussed below.
What if I change my mind and want to revoke my proxy?
You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.
You can also revoke your proxy by attending the Meeting and voting your Trust Units in person or by any other manner permitted by law.

Beneficial Unitholders
You are a beneficial Unitholder if your Trust Units are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.
How can I vote if I am a beneficial Unitholder
If you are a beneficial Unitholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a beneficial Unitholder and plan to attend the Meeting and vote your Trust Units in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.
How can I vote by proxy?
The attached voting instruction form appoints James S. Kinnear or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed Voting Instruction Form?
Once completed, you should return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.
What if I change my mind and want to revoke my instructions?
In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

MATTERS TO BE ACTED UPON AT THE MEETING
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as set forth elsewhere in this Circular, no (i) person who has been a Director or executive officer of Pengrowth at any time since January 1, 2008; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting, other than the election of Directors or the appointment of auditors.
Matter #1 — Receiving and Considering Financial Statements
The board of directors of the Corporation (the “Board”) will place before the Meeting the consolidated annual financial statements of the Trust and the auditors’ report thereon for the financial year ended December 31, 2008 (the “Financial Statements”). The Financial Statements, together with the annual report for the year ended December 31, 2008, are available on the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and can be accessed at and on the Interactive Data Electronic Application (“IDEA”) system of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Unitholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.
Matter #2 — Appointment of Auditors
KPMG LLP, Chartered Accountants (“KPMG”), have been Pengrowth’s auditors since 1988. KPMG’s address is 2700, 205 — 5th Avenue S.W., Calgary, Alberta, Canada. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit Committee of the Board (the “Audit Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by Pengrowth and for details concerning the Audit Committee, see page 101 of Pengrowth’s Annual Information Form for the year ended December 31, 2008, which is dated March 24, 2009 and available on SEDAR at www.sedar.com, or page 100 of Pengrowth’s Form 40-F for the year ended December 31, 2008, which is dated March 24, 2009 and available on IDEA at www.sec.gov.
The resolution appointing the auditors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution appointing KPMG as auditors of Pengrowth to hold office until the close of the next annual meeting of Unitholders at a remuneration to be fixed by the Board.
Matter #3 — Election of Directors
The Board, by resolution dated May 5, 2009, has established the size of the Board to be elected at the Meeting at nine directors. Pursuant to the articles of the Corporation and the amended and restated Unanimous Shareholder Agreement dated June 11, 2007 between the Manager, the Trust, the Corporation and the Trustee (the “USA”), the Corporation shall have no more than twelve directors, two of whom are to be appointed by the Manager. The Manager intends to appoint James S. Kinnear and Nicholas C. H. Villiers as Directors. At the Meeting, Unitholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Derek W. Evans, Wayne K. Foo, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. All of the proposed nominees have consented to be named in this Circular and to serve as Directors if elected. Each elected Director will hold office until the close of the next annual meeting of Unitholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution electing the nominees set out below, other than Messrs. Kinnear and Villiers who have been appointed by the Manager pursuant to the Management Agreement. The following pages set out information for each of the persons proposed to be nominated for election as a Director.
James S. Kinnear, Chairman, Chief Executive Officer and President(1), Calgary, Alberta, Canada

Age: 61 Director since 1988 Not Independent (Management)	Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England.

Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001, and the Alberta Venture Businessman of the Year award in 2008. He currently serves on a number of boards and committees, including The Banff Centre Board of Governors, Canadian Council of Chief Executives, Canadian Olympic Foundation, National Arts Centre Foundation Board, Pengrowth Rockyview General Hospital Invitational Golf Tournament and the Rockyview General Hospital Development Council.

Securities Held(2)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
6,495,095	—	6,495,095	$56,442,376	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Chairman)	17/17	100%
John B. Zaozirny, Vice Chairman and Lead Independent Director, Calgary, Alberta, Canada

John Zaozirny acts as Pengrowth’s Vice Chairman and Lead Independent Director.

Mr. Zaozirny joined the Board in October 1988. Mr. Zaozirny is Vice Chairman of Canaccord Capital Corporation.

Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. He currently serves on the boards of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.
Age: 61 Director since 1988 Independent

Securities Held(2)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
35,100	42,445	77,545	$673,866	24,000/24,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Vice Chairman and Lead Independent Director)	17/17	100%
Corporate Governance Committee (Chairman)	3/3	100%
Compensation Committee	4/4	100%
Independent Committee(5)	15/15	100%

Derek W. Evans, Director(1), Calgary, Alberta, Canada

Age: 52 Director since 2009 Not Independent (Management)(1)	Derek Evans will join the Board effective May 25, 2009. Most recently he served as President, CEO and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 26 years of experience in the energy sector in western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions the last being Senior Vice President of Operations.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange listed issuer, as well as a private oil and gas company, and one not for profit organization. He is also a member of the Institute of Corporate Directors.

Securities Held(2)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
—	—	—	—	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	- / -	—(1)
Thomas A. Cumming, Director, Calgary, Alberta, Canada

Age: 71 Director since 2000 Independent	Thomas Cumming joined the Board in April 2000. He held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally.

Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool and serves as a Director of the Alberta Capital Market Foundation. He is also a past President of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto.

Securities Held(2)
		Total of Trust	Market Value	Trust Unit	Trust Unit	Meets
		Units and	of Trust Units	Rights	Options	Ownership
Trust Units	DEUs	DEUs	and DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements (4)
8,678	21,006	29,684	$257,954	12,000/12,000	1,700/1,700	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	17/17	100%
Audit Committee (Chairman)	4/4	100%
Compensation Committee	4/4	100%
Reserves, Operations and Environmental, Health and Safety Committee	4/4	100%
Independent Committee(5)	15/15	100%

Wayne K. Foo, Director, Calgary, Alberta, Canada

Age: 52 Director since 2006 Independent	Wayne Foo joined the Board in June 2006. He is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 27-year career in the energy sector, including: a geologist at Chevron Canada Resources; a geologist at Corexcana Ltd.; exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; and President and Chief Executive Officer of Dominion Energy Canada Ltd.

At present, Mr. Foo is President and CEO, and a director of Petro Andina Resources Inc., a Toronto Stock Exchange listed issuer.

Securities Held(2)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
4,273	19,764	24,037	$208,882	7,500/7,500	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	17/17	100%
Reserves, Operations and Environmental, Health and Safety Committee (Chairman)	4/4	100%
Corporate Governance Committee	3/3	100%
Independent Committee(5)	15/15	100%
Michael S. Parrett, Director, Aurora, Ontario, Canada

Age: 57 Director since 2004 Independent	Michael Parrett joined the Board in April 2004. He is a Chartered Accountant. Mr. Parrett received his Bachelor of Arts (Economics) from York University in 1973. He has acted as an independent consultant, having provided advisory service to various companies in Canada and the United States.

Mr. Parrett is Chairman of Gabriel Resources Limited, and until October 31, 2008 was a member of the board of Fording Inc. and served as a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom and Falconbridge Limited.

Mr. Parrett has participated as an instructor, panel member and guest speaker at various mining conferences, the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management.

Securities Held(2)
		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
4,000	24,493	28,493	$247,604	15,000/15,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	17/17	100%
Compensation Committee (Chairman)	4/4	100%
Audit Committee	4/4	100%
Corporate Governance Committee	3/3	100%
Independent Committee (Chairman)(5)	15/15	100%

A. Terence Poole, Director, Calgary, Alberta, Canada

Terry Poole joined the Board in April 2005. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.
Age: 66 Director since 2005 Independent

Securities Held(2)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
35,000	21,006	56,006	$486,692	15,000/15,000	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	16/17	94%
Audit Committee	4/4	100%
Corporate Governance Committee	3/3	100%
Independent Committee(5)	15/15	100%
D. Michael G. Stewart, Director, Calgary, Alberta, Canada

Age: 57 Director since 2006 Independent	Michael Stewart joined the Board in October 2006. He is a corporate director serving on the boards of directors of TransCanada Corporation, Canadian Energy Services Inc., the general partner of Canadian Energy Services LP, Orleans Energy Ltd. (non-executive Chair), and Northpoint Energy Ltd.

Mr. Stewart is a native Albertan and graduated from Queen’s University in Kingston, Ontario in 1973 with a Bachelor of Science degree in Geological Sciences.

Mr. Stewart is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Securities Held(2)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
13,370	21,377	34,747	$301,951	- / -	- / -	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	17/17	100%
Compensation Committee	4/4	100%
Reserves, Operations and Environmental, Health and Safety Committee	4/4	100%
Independent Committee(5)	15/15	100%

Nicholas C. H. Villiers, Director, London, England

Age: 69 Director since 2007 Not Independent (Management)	Nicholas Villiers joined the Board in November 2007. Mr. Villiers retired from the Royal Bank of Canada in May 2002 where he was Vice Chairman of Royal Bank of Canada Europe Ltd. and Managing Director of RBC Capital Markets (previously RBC Dominion Securities) with responsibility for international mergers and acquisitions and for senior client relationships within the International Investment Banking group.

During his 19-year career with the RBC Group, Mr. Villiers developed an extensive knowledge of a range of industry sectors and established relationships with senior management, major shareholders and international investors worldwide.

Securities Held(2)
		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(3)	(Vested/Total)	(Vested/Total)	Requirements(4)
—	15,612	15,612	$135,668	- / -	- / -	No

Board and Committee Positions and Memberships	Attendance
Board of Directors	14/17	82%

Notes:

(1)	Effective May 25, 2009, Mr. Evans will be appointed to the Board, will succeed Mr. Kinnear as President of the Corporation and will be appointed as the Corporation’s Chief Operating Officer. Mr. Kinnear will continue to serve as the Chairman and Chief Executive Officer of the Corporation.

(2)	All information relating to securities held, not being known to Pengrowth, has been provided by the respective nominees to the Board. Information is current as at May 4, 2009.

(3)	Market Value of Trust Units and DEUs has been calculated by multiplying the number of Trust Units and DEUs held by $8.69, which was the closing price of the Trust Units on the TSX on May 4, 2009.

(4)	For a description of Pengrowth’s Trust Unit ownership guidelines as they apply to the Directors, see “Statement of Executive Compensation — Report on Executive Compensation — Trust Unit Ownership Guidelines”.

(5)	A special committee of the Board comprised of all independent members of the Board was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. See “Management Agreement”.
None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.
None of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Matter #4 — Amalgamation of the Corporation and Esprit
Pengrowth has undertaken an internal reorganization of its legal structure in order to reduce the number of subsidiary entities held by the Trust for the purpose of:
•	reducing professional fees and administrative costs in connection with:
•	the preparation of financial statements;

•	the preparation of tax returns (both federal and provincial); and

•	the maintenance of the subsidiary entities, including regulatory filings;
•	achieving simplicity and consistency in dealing with all items of royalty administration and calculations in the future;

•	simplifying the subsidiary structure held by the Trust in order to facilitate banking transactions; and

•	simplifying the overall structure of the Trust to allow it to be more easily understood by investors to facilitate equity offerings.
As part of this reorganization, Pengrowth dissolved or wound-up all of its subsidiary entities other than the Corporation and Esprit at the end of 2008. In keeping with its intention to simplify its structure as much as possible, Pengrowth now proposes to amalgamate the Corporation and Esprit into a single corporation (“Amalco”) under the name “Pengrowth Corporation” (the “Amalgamation”). In connection with the Amalgamation, certain consequential amendments are required to be made to the amended and restated royalty indenture of the Corporation, dated July 27, 2006 (the “Royalty Indenture”) and the net profits interest agreement between Esprit and the Trust (the “NPI Agreement”).
The Amalgamation will be completed pursuant to an amalgamation agreement (the “Amalgamation Agreement”) between the Corporation and Esprit in accordance with the Business Corporations Act (Alberta) (the “Act”). The Amalgamation Agreement will provide that the authorized capital of Amalco will consist of common shares and exchangeable shares and that each of the outstanding common shares of the Corporation and Esprit will be converted into one common share of Amalco. The initial directors of Amalco will be the directors of the Corporation elected at the Meeting. The Amalgamation Agreement also contemplates that:
•	the property, assets, rights and privileges of each of the Corporation and Esprit shall become the property, assets, rights and privileges of Amalco;

•	the contracts, liabilities, debts and obligations of each of the Corporation and Esprit will become the contracts, liabilities, debts and obligations of Amalco;

•	any existing cause of action, claim or liability to prosecution against either the Corporation or Esprit will remain unaffected and may be continued against Amalco;

•	a civil, criminal or administrative action or proceeding pending by or against either of the Corporation or Esprit may be continued to be prosecuted by or against Amalco; and

•	a conviction against, or ruling, order or judgment in favour of or against either the Corporation or Esprit may be enforced by or against Amalco.

The by-laws of Amalco (the “By-laws”) shall be substantively the same as the current by-laws of Pengrowth except that:
•	the required notice for a meeting of directors or of any committee of directors shall be changed from 48 hours to 24 hours.

•	the position of Chief Executive Officer shall be responsible to provide overall leadership and vision in developing the organization’s strategic direction and the tactics and business plans necessary to realize organizational objectives (in concert with the President and the Board) and shall ensure strategic and business plans are effectively implemented, financial and operational objectives are attained and that the results are monitored and reported to the Board.

•	the position of President is clarified to provide that the President shall report to, and take direction from, the Chief Executive Officer or, should the Board so request, the Board, and shall (i) be responsible for day-to-day management and oversight of the Corporation’s oil & gas operating business, and shall be responsible for optimizing and growing the asset base of the Corporation through the planning, directing, coordinating and evaluating of operational and business development activities; and (ii) under the leadership of the Chief Executive Officer, develop and recommend strategic plans to the board that ensure the organization’s profitable growth and overall success.

•	a new position of Vice Chairman is created who is responsible to preside as chairman at all meetings of the board.
The proposed By-laws are set out in Exhibit A-3 to Schedule A of this Circular.
Esprit is currently governed by the Canada Business Corporations Act. Accordingly, to facilitate the Amalgamation Esprit must first be continued under the Business Corporations Act (Alberta) (the “Continuance”).
The amendments to the Royalty Indenture will provide that following the Amalgamation, the Royalty Indenture will not apply to the properties of Amalco that were formally held by Esprit. Likewise, the amendments to the NPI Agreement will provide that the NPI Agreement does not apply to the properties of Amalco which were formally held by the Corporation.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule A to the Circular to approve the Continuance, the Amalgamation, the amendments to the Royalty Indenture and the amendments to the NPI Agreement. The full text of the Articles of Continuance, the Amalgamation Agreement and the amendments to the Royalty Indenture and the NPI Agreement are set out in Schedule A to the Circular and the exhibits thereto.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by the Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the Continuance, the Amalgamation, the amendments to the Royalty Indenture and the amendments to the NPI Agreement.
Matter #5 — Amendments to the Trust Indenture and the USA
Amendments to the Trust Indenture
Pursuant to the Trust Indenture and the amended and restated management agreement dated as of June 17, 2003 (the “Management Agreement”), the Trustee has delegated certain authority to the Corporation and the Manager to administer and regulate the day-to-day operations of Pengrowth. With the expiry of the Management Agreement on June 30, 2009, it is appropriate to increase the grant of responsibility and authority to the Corporation to encompass the responsibility and authority that was formally assigned to the Manager. In addition, in keeping with the evolution of the royalty trust business model it is also appropriate to generally expand the overall grant of responsibility and authority of the Corporation.
The Trust was created in 1988 under the Trust Indenture pursuant to which Computershare, as Trustee, agreed to hold the property of the Trust for the use and benefit of the beneficiaries of the Trust, being the Unitholders. As the legal owner of the property of the Trust, the Trustee has authority with respect to all property of the Trust and its administration.
The Trust Indenture provides that the Trustee can delegate from this authority to effect the actual administration of the duties of the Trustee and to administer and regulate the day-to-day operations of the Trust. Pursuant to this ability to delegate authority, the Trustee delegated to the Corporation as administrator the responsibility for: (i) any and all matters relating to an offering of Trust Units; (ii) any and all matters and decisions relating to ensuring that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Income Tax Act; (iii) any and all matters and decisions relating to the acquisition of facilities, interests or royalty interests or other assets by the Trust; and (iv) the determination of the distributions to be paid by the Trust. In addition, the Trust and the Trustee entered into the Management Agreement with the Manager and delegated to the Manager responsibility for matters relating to the oil and gas properties of the Trust and matters relating to the royalty units issued pursuant to the Royalty Indenture (the “Royalty Units”) and the Trust Units, subject to the overriding discretion of the Board in respect of material matters. Following the delegation of authority provided for in the Trust Indenture and the Management Agreement, the Trustee retained significant residual authority.
The delegation of authority under the Trust Indenture was crafted during the infancy of the royalty trust business model. The royalty trust business model has evolved over time with the result that most modern trust indentures provide for a much broader allocation of responsibility to an administrator whose board of directors assumes responsibility for managing the affairs of the trust. Notwithstanding the lack of authority delegated by the Trust Indenture, the Board of Directors has assumed overall responsibility for the strategic direction and overall stewardship of Pengrowth pursuant to its legal duties to the Corporation.
In addition, given the expiry of the Management Agreement on June 30, 2009, it is appropriate to expand the responsibility and authority granted to the Corporation to encompass the responsibility and authority that formally was delegated to the Manager.
Accordingly, it is proposed to amend the Trust Indenture to provide for a broader grant of responsibility and authority to the Corporation. A summary of the more significant elements of the authority and responsibility to be granted to the Corporation are set out below:
•	preparing all returns, filings and documents for which the Trustee is responsible;

•	preparing and filing tax returns on behalf of the Trust and its subsidiaries;

•	approving and executing continuous disclosure documents;

•	managing the subsidiaries of the Trust;

•	overseeing the management and stewardship of the Trust’s assets including the acquisition, exploration, development, operation and disposition of properties, the marketing of production and risk management provision in respect thereof;

•	all matters relating to offerings of securities;

•	responsibility for any take-over bid, merger, amalgamation or arrangement involving the Trust, including the implementation of any Unitholder rights protection plan;

•	dealing with banks and other financial institutions;

•	elections in respect of the Trust’s entity classification for U.S. tax purposes;

•	the maintenance of the listing of the securities of the Trust;

•	the calling and holding of annual and/or special meetings of Unitholders;

•	the determination and approval of distributions;

•	all matters relating to the redemption of Trust Units;

•	generally providing all other services and support as may be necessary or as requested by the Trustee for the administration of the Trust and that are not otherwise expressly granted to the Corporation.
The foregoing summary is qualified by the full text of the amendments to Section 10.1 of the Trust Indenture set out in Schedule B to the Circular and the exhibits thereto.
Amendments to the Unanimous Shareholders Agreement
In connection with the expiry of the Management Agreement, it has been agreed with the Manager that the USA would be amended to provide that, after June 30, 2012, the Manager would only be entitled to appoint one member to the Board, and that upon Mr. Kinnear becoming 80 years of age or becoming incapacitated or dying, the Manager shall no longer be entitled to nominate or appoint any members to the Board.
General
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule B to the Circular to approve the amendments to the Trust Indenture and USA set out in Schedule B and the exhibits thereto.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast in this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.
Matter #6 — Ordinary Resolution to Reappoint Computershare Trust Company of Canada as the Trustee of the Trust
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the ordinary resolution contained in Schedule D to this Circular to reappoint Computershare Trust Company of Canada as Trustee of the Trust for an additional two-year term to expire upon the date of the annual meeting of Unitholders to be held in 2011. The resolution approving the reappointment of Computershare must be passed by a simple majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution approving the reappointment of Computershare Trust Company of Canada as Trustee of the Trust.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion & Analysis
This Compensation Discussion & Analysis focuses on: (i) significant elements of Pengrowth’s executive compensation program; (ii) principles on which Pengrowth makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Compensation Committee for the financial year ended December 31, 2008.
Determination of Named Executive Officers or NEOs
The following is a discussion of the compensation arrangements with our CEO, CFO and each of the four most highly compensated executive officers whose total compensation earned during the year ended December 31, 2008 was, individually, in excess of $150,000 (the “NEOs”). Our NEOs for the year ended December 31, 2008 were James S. Kinnear (CEO), Christopher G. Webster (CFO), James E.A. Causgrove (Vice President, Production and Operations), Larry B. Strong (Vice President, Geosciences), William G. Christensen (Vice President, Strategic Planning and Reservoir Exploitation) and Charles V. Selby (Vice President and Corporate Secretary). As Mr. Kinnear and Mr. Selby provide services to Pengrowth through Pengrowth Management Limited and Selby Professional Corporation, respectively, and individually receive no direct compensation from Pengrowth, the compensation disclosure provided herein, as it pertains to the NEOs, is related to the NEOs other than Messrs. Kinnear and Selby unless otherwise specifically indicated.
Mandate and Composition of the Compensation Committee
The Compensation Committee assists the Board in overseeing key compensation and human resource policies, CEO and executive compensation. The Committee reports to the Board, as set out in its terms of reference, and the Board or independent directors give final approval on compensation matters.
The Compensation Committee is comprised of Messrs. Michael S. Parrett (Chairman), Thomas A. Cumming, D. Michael G. Stewart and John B. Zaozirny, each of whom are independent members of the Board and are knowledgeable in Pengrowth’s compensation programs and their long-term implications. There have been no changes to the composition of the Compensation Committee during the year ended December 31, 2008. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth. The Compensation Committee is governed by terms of reference adopted by the Board, which are available on Pengrowth’s website at www.Pengrowth.com and are attached as Appendix 4 to this Circular.
The Compensation Committee has reviewed and discussed with management the compensation disclosure in this document, and has recommended to the Board that the disclosure be included in this Circular.
Compensation Consultant
The Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) to provide specific support to the Compensation Committee in determining compensation for the Corporation’s officers during the most recently completed financial year, redesigning Pengrowth’s compensation program to ensure market competitiveness and strategic alignment. This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. The recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations provided by Mercer.
Mercer was also engaged by the independent committee of the Board of Directors to provide compensation advice in anticipation of the expiry of the Management Agreement on June 30, 2009, by the Corporate Governance Committee regarding Board of Directors’ compensation and by management for various compliance mandates.
For the year ended December 31, 2008, fees paid to Mercer as advisors of the Compensation Committee totaled approximately $367,000. The fees were paid for receipt of services arising from: support to the special committee of the Board — $86,000; Board compensation review — $20,000; Executive compensation review — $60,000; and fees in support of the redesign of compensation practices — $192,000. Pengrowth also paid Mercer approximately $9,000 in 2008 for various administrative and compliance mandates from Pengrowth’s management.
Peer Group Review
Pengrowth’s target compensation levels are determined in relation to the compensation level of Pengrowth’s competitors (“Peer Group”). The Peer Group consists of organizations in the same general business sector as Pengrowth and with whom Pengrowth competes for senior management talent and for which compensation data is available through a combination of public disclosure or reliable surveys prepared by independent consulting firms, including Mercer. For 2008, the Peer Group consists of 22 Canadian-based oil & gas exploration and production organizations. In selecting the Peer Group, the Compensation Committee focused on senior Canadian Energy Trusts and other organizations with comparable production levels (between 30,000 boepd and 250,000 boepd) and with operations similar in size, scope and location to Pengrowth’s operations.
•	Advantage Energy Income Fund

•	Apache Canada Ltd.

•	ARC Resources Ltd.

•	Baytex Energy Trust

•	Bonavista Energy Trust

•	BP Canada Energy Company

•	Canetic Resources Inc.

•	Chevron Canada Limited

•	Compton Petroleum Corporation

•	ConocoPhillips Canada Limited

•	Devon Canada Inc.

•	Enerplus Resources Fund

•	EOG Resources Canada Inc.

•	ExxonMobil Canada Ltd.

•	Harvest Energy Trust

•	Murphy Oil Company, Ltd.

•	NAL Oil & Gas Trust

•	Northrock Resources Ltd.

•	Penn West Energy Trust

•	PrimeWest Energy Inc.

•	Provident Energy Trust

•	Vermillion Energy Trust
The Compensation Committee approved of the Peer Group information provided by Mercer and accepts that the Peer Group represents a strong comparable for Pengrowth, particularly with respect to market capitalization, boepd production and total number of Canadian employees. At the time of the Peer Group’s selection, Pengrowth ranked at the 83 percentile with respect to the Peer Group’s market capitalization, had a boepd production rank of 72% of the Peer Group and was ranked in the 66 percentile of the Peer Group with respect to its total number of Canadian employees.
Compensation Philosophy and Objectives
The Compensation Committee relies on the Compensation Consultant to review the direct compensation programs of the Peer Group and make the necessary recommendations to ensure that Pengrowth is competitive in a demanding labour market. Through 2008, and with the assistance of the Compensation Consultant, the Compensation Committee reviewed and approved changes to Pengrowth’s compensation programs to take effect during 2009.
The objectives of Pengrowth’s executive compensation strategy are as follows: (i) to attract, motivate and retain talented leadership; and (ii) to align the short and longer term compensation of senior management with the interests of Unitholders.
Compensation for our senior management includes base salaries, an annual performance bonus, long-term incentives and benefits and perquisites, the particular details of which are set out below under the heading “Statement of Executive Compensation — Compensation Elements”. Pengrowth designs its base salaries, annual incentives and long-term incentives such that total compensation pays at the 50th percentile of the comparable total direct compensation of the Peer Group when Pengrowth and the individual each achieve target goals and expectations, and pays at or above the 75th percentile of the Peer Group when Pengrowth and the individual significantly exceed target goals and expectations.
In all cases, Pengrowth’s policy is that total compensation is largely related to individual and corporate performance. The design of each compensation element and 2008 pay decisions are described in the sections that follow.
Compensation Approval Process
In determining our executives’ annual compensation, the Compensation Committee is provided with information including individual performance assessments, market data for similar positions within the Peer Group, and prior year salary, performance bonus and long-term incentive values. Before approving compensation recommendations, the Compensation Committee holds an in camera discussion to ensure that the compensation decision pertaining to each executive is consistent with Pengrowth’s compensation philosophy and objectives, accurately reflects current industry circumstances, is consistent with the relative performance of Pengrowth and corporate and individual performance and positions the executive appropriately relative to the external market and internal peers.
Compensation Elements
The following discussion describes the elements of Pengrowth’s compensation program as they currently operate. Given the turmoil in the Canadian upstream oil and gas sector caused by lower commodity prices and turbulent financial markets, it is anticipated that the Board may, on the recommendation of the Compensation Committee, revise these elements as it deems necessary or desirable.
Base Salaries
Pengrowth utilizes base salaries as part of its total compensation to ensure market competitiveness. Pengrowth regards a competitive base salary as critical to attracting and retaining a competent and capable executive leadership team.
The base salaries of the NEOs have been reviewed annually. The following factors are considered when establishing base salaries:
•	comparable base salaries in the Peer Group;

•	general market conditions;

•	the level of responsibility and accountability within Pengrowth;

•	base salaries within Pengrowth’s internal peer group (internal equity); and

•	the individual’s recent and historical contribution to Pengrowth’s success.
Base salary adjustments are generally made on March 1 of each year in order that the Compensation Committee can avail itself of the most current market surveys and data provided by the Compensation Consultant. As a result of current market conditions, none of the NEOs have received a base salary increase for 2009.
Please refer to “Statement of Executive Compensation — Summary Compensation Table” for further information on the base salaries of the NEOs.

Annual Performance Bonus Plan
Pengrowth has a corporate wide annual performance bonus plan to align the short-term achievements of employees (including NEOs) with the interests of Unitholders. The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year. The weighting between corporate and individual performance objectives in determining overall performance bonuses varies by organization level, with more senior positions weighted more heavily towards corporate performance, thereby reflecting the nature and impact of their contributions. Based on competitive data from the Peer Group, the Compensation Committee has set an annual performance bonus target for each of the NEOs equal to 40% or 50% of the base salary earned by the NEO in the immediately preceding year (the “Performance Bonus Target”). Between 70% and 80% of the Performance Bonus Target will be attributed to corporate performance while the remaining 20% to 30% of the Performance Bonus Target will be determined by the NEO’s individual performance.
When evaluating corporate performance, the Compensation Committee considers performance against goals approved by the Board and communicated to the NEOs at the beginning of the year. The Corporation’s performance goals cover both quantitative and qualitative performance measures. If Pengrowth does not achieve the minimum pre-determined performance level of any particular measure, no credit will be granted for that component. Corporate performance is determined with reference to the following three equally-weighted measures:
•	Three-year average total Unitholder return. This measure reflects the average total return delivered to Unitholders (change in Trust Unit price plus distributions) over the prior three years. (A similar measure was applied to determine the compensation payable to the manager under the Management Agreement, as defined below.)

•	Cash flows from operating activities before working capital adjustments per Trust Unit. This measure approximates the cash available for distribution to Unitholders.

•	Corporate scorecard. This measure allows the Compensation Committee and the Board to make an overall assessment against planned corporate performance measures, including production levels, reserves, operating costs, general and administrative costs, new business activities, environmental and safety performance, and other corporate initiatives. Meeting these performance measures results in a determination that Pengrowth “Meets Expectations”.
At the commencement of each fiscal year, the Board approves, based on the recommendation of the Compensation Committee, the three levels of performance — threshold level, target level and maximum level for the three corporate performance objectives described above. Performance between these three levels results in proportionate bonus awards. Unless the Board should decide otherwise, no performance bonuses will be awarded under either the corporate or individual components of the plan if cash flow from operating activities before working capital adjustments per Trust Unit is not above a threshold amount determined each year by the Board. For 2008, the threshold amount was $2.83 per Trust Unit.

	Corporate Performance Criteria
	Three-year Average	Cash Flows From
	Total Unitholder	Operating Activities	Corporate
	Return(1)	(per Trust Unit)	Scorecard(2)
Measure	(1/3 weighting)	(1/3 weighting)	(1/3 weighting)
2008 Target	25%	$3.54	Met Expectations (100%)
2008 Result	(-12.8%) Below Threshold	($3.54) At Target	Between Target and Maximum
Scorecard result (percentage of one third allocation actually awarded)	0%	100%	125%

Weighted average (percentage of total corporate portion of the Performance Bonus Target actually awarded)		75%

Notes:

(1)	The three year average total return was -12.8% well short of the target return of 25% reflecting the challenging economic environment in late 2008. However, on a relative basis, Pengrowth’s total return ranked at the 78th percentile among Pengrowth’s principal competitor group of 10 companies.

(2)	The scorecard exceeded expectations rewarding success at Pengrowth on a number of important metrics during very challenging times. Some of the important accomplishments in 2008 included:
•	record cash flows with oil & gas sales of approximately $1.9 billion, an increase of 11.4% over 2007 resulting from the effective execution of operations that resulted in average daily production of 81,561 boepd;

•	acquisition costs of $13.50/boe and finding & development costs of $16.27/boe, and reserve additions through a successful development program;

•	renewed bank facilities of $1.2 billion for an additional three-year period with no changes to pricing or covenants while also placing U.S.$265 million and Cdn$15 million of 10-year senior secured notes bearing a coupon of 6.96% prior to the collapse of debt markets in the fall of 2008;

•	successfully initiating pilots at both Lindbergh and in the application of CO2 to existing fields to sustain Pengrowth’s reserve life index; and

•	recognition for quality and transparency of Pengrowth’s financial statements.
The Board, upon the recommendation of the Compensation Committee, has approved the redesign of the criteria for evaluating corporate performance commencing in 2009. The Board has received advice that the three-year average total Unitholder return measure duplicates the measures used in calculating performance for the DEU component of Pengrowth’s long-term incentive program and that it should be eliminated from overall metrics. Under this redesign, greater weight will be given to relative performance against its competitive Peer Group on an annual basis as well as the quantifiable and measurable operational metrics within the corporate scorecard to align and motivate the workforce to performance measures and outcomes that are tangibly within their control.
When evaluating individual performance, Pengrowth conducts a review of the performance of the NEOs each year, except for Messrs. Kinnear and Selby. Each individual’s performance is assigned one of four ratings: below expectations, meets expectations, exceeds expectations and significantly exceeds expectations. The individual component of the annual performance bonus is calculated relative to these performance ratings (the “Individual Performance Ratings”). The Individual Performance Ratings translate into a multiplier which is used to calculate the individual performance component of the annual performance bonus by between 0% and 200%. As to NEOs, the Compensation Committee reviews each of their respective annual performance ratings as presented to the Compensation Committee by the CEO.
The Compensation Committee received a report from the CEO, which determined that each of the NEOs reporting to the CEO had significantly exceeded expectations. Mr. Selby was excluded from that review. Mr. Kinnear was compensated in accordance with the terms of the Management Agreement and Mr. Selby received corporate finance and legal fees.

In addition to any performance bonus awarded, all employees of the Corporation, including the NEOs other than Messrs. Kinnear and Selby, are eligible for an additional award of Trust Units identified as the “PML President’s Award.” This program provides additional compensation, on the recommendation of the President and Chief Executive Officer of the Corporation in consultation with the Compensation Committee, to high performing employees who make significant contributions to Pengrowth’s success. The awards are intended to ensure that high performing employees are compensated at levels up to the 75th percentile of the total cash compensation for comparable positions at Peer Group issuers. Awards are equal to either 75% or 100% of the individual employee’s target award under the Performance Bonus Target. The awards are jointly funded by the Manager and the Corporation and are paid in the form of Trust Units purchased on the secondary market (see “Management Agreement — Bonus Pool”). With the exception of Mr. Kinnear and Mr. Selby, all NEOs received a PML President’s Award of 100% of their respective Performance Bonus Targets. As part of the compensation program redesign completed in 2008 for application in 2009, the President’s Award has been removed from Pengrowth’s compensation practices and significantly narrowed in scope to provide a means of recognition for exceptional performance.
For additional detail on the bonuses awarded in 2008, please refer to “Statement of Executive Compensation — Summary Compensation Table”.
Long-Term Incentive Program
Pengrowth has implemented a long-term incentive program to align the long-term behaviour of senior management with the interests of Unitholders and to further attract, motivate and retain all of its employees, including the NEOs. The linkage to Trust Units is intended to reinforce the alignment of the interests of employees with those of Unitholders. The long-term incentive program is comprised of both grants of rights to acquire Trust Units (“Trust Unit Rights”) pursuant to Pengrowth’s trust unit rights incentive plan (the “Rights Incentive Plan”) and grants of deferred entitlement units (“DEUs”) pursuant to the deferred entitlement unit plan (the “DEU Plan”). The proportion of Trust Unit Rights and DEUs granted to eligible participants varies by organization level, with more senior positions receiving a long-term incentive package weighted evenly between Trust Unit Rights and DEUs in order to reflect the impact such individuals have on long-term Trust Unit price appreciation. The number of Trust Unit Rights and DEUs granted to the NEOs is a value based decision made on an annual basis after giving consideration to corporate and individual performance in the prior year, competitive market data furnished by the Compensation Consultant and other competitive factors. No consideration is given to prior year grants.
For the NEOs, individual awards under the long-term incentive program are calculated each year by applying a multiplier of 0 to 120% of the current year’s base salary to a market competitive target of either 125% for the CFO or 113% for the remaining NEOs. The multiplier is determined from individual Performance Ratings as depicted in the following table. Mr. Selby’s long-term incentive grant was based on an anticipated value of $147,700.
Long Term Incentive Plan (LTIP) - Multiplier Determination

Individual Performance Rating	0	1	1.5	2	2.5	3	3.5	4
LTIP Multiplier	0	80%		100%		110%		120%
Trust Unit Rights Incentive Plan.
The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, Directors, officers and employees of, and direct and indirect service providers to, Pengrowth to acquire Trust Units, thereby: (i) increasing the ownership interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth. Each Trust Unit Right entitles the holder thereof to purchase a Trust Unit at or after a fixed future date at a price determined on the date of grant. The value of Trust Units Rights is determined by, and dependant upon, the market price of the Trust Units and the distributions paid to Unitholders. To the extent distributions exceed certain targets, the exercise price of the Trust Unit Rights will be adjusted downwards, thereby increasing the value of the Trust Unit Right. A descriptive summary of the material terms of the Rights Incentive Plan is attached as Schedule C.
Deferred Entitlement Unit Plan.
The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate Directors, officers and employees of, and direct and indirect service providers to, Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business. Each DEU entitles the holder thereof, subject to the performance multiplier referred to below, to a Trust Unit (and a number of Trust Units equal to the distributions earned thereon) at a fixed future date with no additional consideration required to be paid by the holder. The DEU Plan has been designed with a performance component to further align the efforts of the recipients with the interests of Unitholders by achieving organizational success. In accordance with best practices in corporate governance, the performance component does not apply to DEUs granted to Directors and DEUs granted to Directors vest immediately. Based on Pengrowth’s three year average total Unitholder return relative to a competitive peer group approved by the Board each year, a performance multiplier of 0% to 150% will be applied to the DEUs at vesting. For DEUs granted in 2005 that vested in 2008, the Board, upon the recommendation of the Compensation Committee which has received supporting evidence from the Compensation Consultants, determined that a performance multiplier of 120% was warranted based on Pengrowth’s relative performance against the competitive peer group established at the outset of the three year vesting period. A descriptive summary of the material terms of the Deferred Entitlement Unit Plan is attached as Schedule C.
Trust Unit Awards Plan.
The purpose of the Trust Unit Awards Plan is to reward and retain eligible officers and employees with a combination of Trust Units and cash. In addition, the Trust Unit Awards Plan provides for Trust Units to be awarded as signing bonuses to eligible new officers and employees. Pengrowth acquires the Trust Units to be awarded under the Trust Unit Awards Plan on the secondary market and places the Trust Units in a trust account established for the benefit of the eligible employees. Any change in the market value of the Trust Units and reinvested distributions over the vesting period accrues to the eligible employees. The cost to acquire the Trust Units is recorded as deferred compensation expense and is charged to net income on a straight line basis over the applicable vesting period. Any Trust Units not awarded pursuant to the Trust Unit Awards Plan are sold on the secondary market and the proceeds are returned to Pengrowth. The cash portion of the Trust Unit Awards Plan is charged monthly to net income on a straight line basis over the applicable vesting period. No awards for retention bonuses under the Trust Unit Awards Plan were made in the financial year ended December 31, 2008. There were 32,145 Trust Units awarded as signing bonuses in the financial year ended December 31, 2008, none of which were awarded to the NEOs.
Benefits and Perquisites
All employees of the Corporation, including the NEOs, are eligible to participate in a market competitive benefits program, which includes life insurance, extended health and dental coverage, short and long-term disability coverage and emergency travel assistance.
Senior management, including the NEOs, are offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. These perquisites include a vehicle allowance, company-provided parking, business lunch club membership and an executive medical. The value of perquisites for each of the NEOs is less than $50,000 and 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

Savings Plans
Pengrowth has implemented a savings plan to encourage all employees, including the NEOs, to take an ownership stake in Pengrowth and to save for their future. The savings plan itself consists of two plans: (i) the Employee Trust Unit Purchase Plan (the “Employee Purchase Plan”); and (ii) the Group Registered Retirement Savings Plan (the “Group RRSP”).
Effective January 1, 2007, the Corporation matched contributions to the Employee Purchase Plan up to a total of 12 percent of the contributor’s base salary. For each dollar in personal contributions made to the plan, contributions to the plan are matched by the Corporation less any matching contribution made by the Corporation to the contributor’s Group RRSP (as described below). Trust Units acquired pursuant to the Employee Purchase Plan are purchased on the secondary market and vest immediately but are subject to certain restrictions upon withdrawal.
Pengrowth has established the self-directed Group RRSP to provide eligible participants an opportunity to save for retirement. Officers and employees are eligible to contribute to the Group RRSP after they have completed one year of service with the Corporation. Employees may contribute between one and 18 percent of their base annual salary to the Group RRSP (not to exceed Canada Revenue Agency guidelines). The Corporation will match employees’ contributions to a maximum of six percent of their base annual salary. The amount contributed by the Corporation to the Group RRSP will reduce the amount available for matching by Pengrowth under the Employee Purchase Plan (described above).
Compensation Determinations for the Named Executive Officers
     Organizational Outcomes and NEO Contributions
2008 was a year of many significant accomplishments for Pengrowth. At the outset of each operating year, the Board of Directors establishes operational goals against which to measure the overall performance of the organization and the contributions of the NEOs and other employees in terms of relative contributions to overall success. Upon consideration of the accomplishments for the 2008 operating year, the Compensation Committee awarded an overall performance score of 125% against the operating goals that had been established at the outset of the year. Key accomplishments and the NEOs who contributed to them are identified in the following table:

NEOs with the Most
Performance Category	Outcomes Achieved	Direct Impact
Value Enhancing Activities	Record cash flows with oil and gas sales of $1.9 billion and net revenues of $1.75 billion.	Kinnear, Webster Causgrove, Strong, Christensen

	Achieved record distributable cash of $913 million or $3.54 / Trust Unit.	Kinnear, Webster, Causgrove

	Achieved target production volumes of 81,561 boe/d.	Causgrove, Strong, Christensen

	Successfully initiated pilots at both Lindbergh and in the application of CO2 to enhance recovery at existing fields and to sustain Pengrowth’s reserve life index. Invested in innovative technology such as polymer floods leading to increased production.	Causgrove, Strong, Christensen

	Successfully consolidated the assets, operations and personnel from recent acquisitions.	Causgrove, Strong, Christensen

NEOs with the Most
Performance Category	Outcomes Achieved	Direct Impact
	Completed a complex consolidation of Pengrowth’s subsidiary entities to significantly simplify organizational structures and reporting requirements.	Webster, Selby

	Acquisition costs of $13.50 / boe, F&D costs of $16.27 / boe, FD&A costs of $15.47 with cost effective reserve additions that replaced 112% of production.	Causgrove, Strong, Christensen

Risk Management	Renewed bank facilities of $1.2 billion Canadian under favourable terms while also placing US$ 265 million and Cdn$ 15 million of long term financing prior to the market collapse thereby maintaining fiscal prudence.	Kinnear, Webster,

	Successfully executed a commodity price risk management strategy which partially insulates Pengrowth’s 2008 and 2009 cash flows from a declining commodity price market.	Kinnear, Webster, Christensen

	Recognized externally by independent judges for quality and transparency of financial statements.	Webster

Enterprise Leadership	Renewed leadership and improved performance management, succession planning and focused accountabilities in all operational areas, thereby positioning Pengrowth for continued viability and growth.	Kinnear, Webster Causgrove, Strong, Christensen
James Kinnear
James S. Kinnear is the Chairman, President and Chief Executive Officer of the Corporation. Mr. Kinnear does not receive any salary or bonus in his capacity as a Director and officer of the Corporation and has not received any Trust Unit Rights, DEUs or Trust Unit Options since November 2002. Mr. Kinnear is the sole shareholder of the Manager which provides management services to the Corporation under the Management Agreement. See “Management Agreement”. The management fees paid to the Manager are determined by the Management Agreement, which has been approved by the Unitholders.
The Manager received $6.95 million for management services provided to the Corporation during 2008. The base fee paid to the Manager totaled $6.95 million and is calculated as a fixed percentage of “net operating income”. The Management Agreement also allows for the payment of a performance fee based upon a three year total Unitholder return calculation. Following severe declines in equity markets in 2008, the three year total Unitholder return was -12.8%. Accordingly, no performance fee was paid in 2008. In accordance with the Management Agreement, the Manager is required to make certain expenditures for the general benefit of the Corporation, including business development costs of the Corporation in an amount not less than $2 million and a contribution to the bonuses paid to employees of the Corporation. Historically, the Manager received $6.81 million in 2007 and $9.94 million in 2006 from Pengrowth.
On October 10, 2007, a special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement on June 30, 2009.
Based upon the recommendation of the special committee, the Corporation and Mr. Kinnear entered into an executive employment agreement that will be effective July 1, 2009 upon expiry of the Management Agreement that will have a three year term and pursuant to which Mr. Kinnear will continue to serve as the Chief Executive Officer of the Corporation. The Corporation, Mr. Kinnear and the Manager also entered into an arrangement to address transitional issues such as the terms upon which certain employees and consultants of the Manager might be offered employment with the Corporation, the expenses of the Manager that will be assumed by the Corporation and a reduction in the entitlement of the Manager to appoint members of the Board of Directors from two to one after the expiry of the executive employment agreement on June 30, 2012. As there will be non-related assets, liabilities and certain business activities remaining within the Manager and other entities controlled by Mr. Kinnear, upon the expiry of the Management Agreement, the executive employment agreement contains provisions addressing permitted activities by those entities during the term of the executive employment agreement. The special committee also expressed its present intention that Mr. Kinnear would remain in the position of Chairman of the Board of Directors. On the recommendation of the special committee, the Board created the new position of Vice-Chairman and Lead Independent Director to ensure appropriate independent corporate governance practices for the Board and the Corporation.
Mr. Kinnear’s executive employment agreement provides for an annual base salary of $600,000. In addition, Mr. Kinnear is entitled to participate in Pengrowth’s bonus and other incentive plans, other than the PML President’s award, and Pengrowth’s benefit plans. The Agreement contemplates that Mr. Kinnear would receive an annual performance bonus of 62.5%, 125% or 250% of his base salary, depending upon the performance level achieved, and annual awards under the Rights Incentive Plan and DEU Plan, with equal value, in an aggregate amount equal to 87.5%, 175% or 350% of his base salary depending upon the applicable performance level achieved.
The executive employment agreement also provides that in the event Pengrowth terminates Mr. Kinnear’s employment without cause, Mr. Kinnear resigns within 30 days of an act of constructive dismissal or 90 days after a change of control, Mr. Kinnear shall be entitled to a payment equal to the aggregate of: two times the sum of Mr. Kinnear’s base salary and annual cash performance bonus for the preceding year, all accrued and unpaid base salary, a pro rata portion of any annual cash performance bonus awarded by the Board in respect of that portion of the current year and a per diem amount (as required by applicable law) for all accrued and unpaid vacation entitlement. In addition, all units awarded under the Rights Incentive Plan and the DEU Plan shall vest and become exercisable in accordance with terms of such plans. For the purposes of Mr. Kinnear’s executive employment agreement, a “change of control” is generally defined to include:
(a)	the acquisition by any person of the direct or indirect beneficial ownership of, or the right to exercise control or direction over, securities of the Trust or Pengrowth representing more than 50% of the then issued and outstanding voting securities;

(b)	the arrangement, merger or other form of reorganization of the Trust where the holders of the outstanding voting securities of the Trust immediately prior to the completion of such arrangement, merger or other reorganization hold less than 50% of the outstanding voting securities of the continuing entity or its successor to the business of Pengrowth upon completion of such arrangement, merger or reorganization;

(c)	the arrangement, merger or other form of reorganization of the Trust where the holders of the outstanding voting securities of the Trust immediately prior to the completion of such arrangement, merger or reorganization hold 50% or more of the outstanding voting securities of the continuing entity or the successor to the business of Pengrowth upon completion of such arrangement, merger or reorganization if the composition of the board of directors of such continuing entity or successor changes such that a majority of the directors of such continuing entity or successor are not individuals or members of the board immediately prior to completion of such transaction;

(d)	the liquidation, dissolution or winding-up of the Trust;

(e)	the sale, assignment or other transfer of all or substantially all of the assets of Pengrowth; or

(f)	any transaction in respect of which the Board has determined that a change of control within the meaning of this definition has occurred or will occur upon the consummation of such transaction, provided that the “conversion” of the Trust to a body corporate or an internal re-organizational restructuring involving the Trust or Pengrowth shall not constitute a change of control if the holders of the outstanding voting securities of the Trust immediately prior to the completion of the transaction continue to hold 50% or more of the outstanding voting securities and the composition of the Board does not change such that a majority of the directors of Pengrowth or the continuing entity are not individuals who were members of the Board immediately prior to completion of such transaction.
Under the executive employment agreement, Mr. Kinnear’s responsibility will be to provide leadership in setting and achieving goals that create value for our Unitholders in the short and long term. The Board, on the recommendation of the Compensation Committee, has established goals and objectives for 2009 for Mr. Kinnear which will be assessed as part of its overall performance management process.
Christopher Webster
Christopher Webster is the Chief Financial Officer of the Corporation. In 2008, Mr. Webster provided outstanding leadership in the financial function enabling Pengrowth to complete many significant achievements in a particularly volatile environment. His skillful management of the financial operations of Pengrowth positioned it well to succeed in the interests of Unitholders. The preceding table provides a description of the key achievements of Mr. Webster.
James Causgrove
James Causgrove is the Vice President, Production and Operations of the Corporation. Through strong focus on leadership, capital efficiency and operational effectiveness, production optimization and the management of operating costs, Mr. Causgrove led the operating groups to reach high levels of performance during 2008. Mr. Causgrove was also responsible for progressing Pengrowth’s Lindbergh oilsands thermal pilot project, which was on budget and on schedule for 2008. The preceding table provides a description of the key achievements of Mr. Causgrove.
Larry Strong
Larry Strong is the Vice President, Geosciences of the Corporation. Mr. Strong led the geosciences and land groups to achieve superior outcomes during a very challenging operating year. In 2008, Pengrowth participated in the drilling of 507 (217 net) wells with an overall success rate of 96%. Through his effective leadership, all internal growth targets were met or exceeded with very strong performance metrics. The preceding table provides a description of the key achievements of Mr. Strong.
William Christensen
Bill Christensen is the Vice President, Strategic Planning and Reservoir Exploitation. Mr. Christensen was instrumental in developing and executing the strategic operating plan for 2008. He led the detailed analysis of Pengrowth’s asset portfolio for the purposes of optimizing the return to Pengrowth and its Unitholders from its capital expenditure program, while also leading innovative work on CO2 enhanced oil recovery pilot and commercialization, the introduction of new technologies and supporting one of the largest capital spends in Pengrowth’s history. The preceding table provides a description of the key achievements of Mr. Christensen.
Charles Selby
Charles Selby is the Vice President and Corporate Secretary of the Corporation. Mr. Selby operates an independent corporate finance and legal consulting business which specializes in securities, oil and gas and international transactions. Mr. Selby does not receive any salary or bonus in his capacity as an officer of the Corporation and instead receives corporate finance consulting and legal fees. Mr. Selby participates in many facets of Pengrowth’s business development, financing, strategic planning and Board activities. Mr. Selby maintains an office separately from Pengrowth and personally bears the cost of that office and full time administrative and secretarial support along with other business expenses. The legal and consulting firm controlled by Mr. Selby earned aggregate gross fees of $956,800 for services provided to the Corporation in 2008. Historically, the legal and consulting firm controlled by Mr. Selby received in aggregate $1,099,994 and $955,400 for services provided to the Corporation in 2007 and 2006, respectively. Mr. Selby does participate in Pengrowth’s long-term incentive plans.
Summary Compensation Table
The following table sets forth all direct and indirect compensation earned by the NEOs for, or in connection with, services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2008. The method of valuation of Pengrowth’s long-term incentives is described in the notes below. It is important to note that long-term incentives including right and option based awards are a significant component of compensation of all Pengrowth team members and in particular the NEOs. As a result of the significant declines in commodity prices and the erosion of equity markets that has adversely impacted all of the Unitholders of Pengrowth, many of the long-term incentives previously issued to Pengrowth team members currently have little or no value. Right and option based compensation that is triggered by an exercise price has been particularly impacted.

					Non-Equity Incentive
					Plan Compensation ($)
			Trust Unit	Right
			Based	Based	Annual	Long -Term	All Other	Total
Name and Principal		Salary(1)	Awards(2)	Awards(3)	Incentive	Incentive	Comp.(5)	Comp.
Position	Year	($)	($)	($)	Plans(4)	Plans	($)	($)

James S. Kinnear(6)	2008	—	—	—	—	—	—	—
President, Chairman and	2007	—	—	—	—	—	—	—
Chief Executive Officer	2006	—	—	—	—	—	—	—

Christopher G. Webster	2008	310,000	229,411	234,037	310,000	—	88,962	1,172,410
Chief Financial Officer	2007	293,125	220,579	225,226	312,443	—	166,085	1,217,458
	2006	257,292	167,434	170,598	225,917	—	137,285	958,526

James E. A. Causgrove(7)	2008	276,667	186,124	189,868	235,200	—	110,535	998,394
Vice President, Production	2007	254,099	158,421	161,752	228,064	—	172,687	974,723
& Operations	2006	223,329	60,552	61,700	150,649	—	94,084	590,314

Larry B. Strong(8)	2008	258,333	172,820	176,305	219,550	—	133,827	960,835
Vice President,	2007	245,420	152,328	155,530	220,306	—	174,019	947,583
Geosciences	2006	218,767	59,995	61,121	148,121	—	110,869	598,873

William G. Christensen(9)	2008	253,333	169,499	172,917	215,300	—	83,607	894,656
Vice President, Strategic	2007	241,254	149,291	152,419	200,080	—	140,022	883,066
Planning and Reservoir	2006	221,271	59,995	61,133	149,509	—	63,691	555,599
Exploitation

Charles V. Selby(10)	2008	—	72,391	73,850	—	—	972,722	1,118,963
Vice President and	2007	—	75,604	71,063	—	—	1,099,994	1,246,661
Corporate Secretary	2006	—	48,372	49,278	—	—	955,400	1,053,050

Notes:

(1)	Base salary earned in the calendar year, regardless of when paid.

(2)	The value of DEUs granted is based on an anticipated 100% payout and a valuation price (equal to market price) at the time of grant of $18.35 per DEU in 2008, $19.98 per DEU in 2007 and $23.20 per DEU in 2006. The actual benefit received from the DEU grant is subject to relative corporate performance, additional DEUs received upon the reinvestment of notional distributions and future Trust Unit prices. These awards were made in March of 2008, and February of 2007 and 2006, respectively.

(3)	The value of Trust Unit Rights is based on a Black Scholes determination of grant date fair value of $3.12 In 2008, $3.40 in 2007 and $3.94 in 2006. The key assumptions of this valuation include current market price of Trust Units, exercise price of Trust Unit Rights, term, risk-free interest rate, and volatility. The Black-Scholes model was used as it is the most widely used method for option valuation. Mercer has concurred with this approach, and the approach has been deemed to result in a fair and reasonable value for compensation purposes by the Compensation Committee. For accounting purposes, the grant date fair value determined for this award in 2008, based on a binomial method, was $1.69. The key assumptions and estimates used for the calculation of the accounting fair value are risk-free interest rate of 3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit, reductions in the exercise price over the life of the trust unit rights and a forfeiture rate of five percent for directors and officers. While Pengrowth, Mercer and the Compensation Committee have determined that the Black-Scholes model is the most appropriate valuation methodology for compensation purposes, U.S. accounting rules prescribe the use of the binomial valuation methodology in the preparation of financial statements. These awards were made in March of 2008, and February of 2007 and 2006, respectively.

(4)	Includes total bonus paid in respect of the 2008 year. The annual performance bonus is paid in cash and any PML President’s Award earned was paid in Trust Units purchased on the secondary market in the first quarter of 2009.

(5)	This column includes the value of Pengrowth’s contributions under the Employee Trust Unit Purchase Plan and/or Group RRSP Plan made on behalf of the Named Executive Officer for the noted financial year. Mr. Selby does not participate in the Employee Trust Unit Purchase Plan and/or Group RRSP Plan. See note 10 below regarding Mr. Selby’s corporate finance consulting and legal fees. For Mr. Webster, it includes the dollar value of the 2005 retention bonus paid in 2006. For Messrs. Causgrove, Strong and Christensen, it also includes the dollar value of the signing bonus Trust Units which vested in 2006, 2007 and 2008 (see notes 7, 8 and 9). Includes the value of additional DEUs in respect of notional distributions on the NEOs’ DEUs assuming payout at 100% and using the year end Trust Unit price of $9.35 for 2008, $17.62 in 2007 and $19.94 in 2006. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(6)	Management fees are paid by the Corporation to the Manager. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is also the President and Chief Executive Officer of the Manager and owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager. The Manager received $6.95 million for management services provided to the Corporation during 2008. See “Statement of Executive Compensation — Compensation of Named Executive Officers — James Kinnear” and “Management Agreement”. Mr. Kinnear is also a director of the Corporation, and receives no compensation for that role.

(7)	Mr. Causgrove was granted 10,000 Trust Units as a signing bonus on November 17, 2005, 2,500 of these vested immediately on the date of grant, 2,500 plus accumulated distributions vested on November 16, 2006, 2,500 plus accumulated distributions vested on November 16, 2007 and the remaining 2,500 plus accumulated distributions (3,914) vested on November 16, 2008.

(8)	Mr. Strong was granted 10,000 Trust Units as a signing bonus on August 4, 2005, 2,500 of these vested immediately on the date of grant, 2,500 plus accumulated distributions vested August 3, 2006, 2,500 plus accumulated distributions vested on August 3, 2007 and the remaining 2,500 plus accumulated distributions (3,814) vested on August 3, 2008.

(9)	Mr. Christensen was granted 5,000 Trust Units as a signing bonus on November 16, 2005, 1,250 of these vested immediately on the date of grant, 1,250 plus accumulated distributions vested on November 15, 2006, 1,250 plus accumulated distributions vested on November 15, 2007 and the remaining 1,250 plus accumulated distributions (1,959) vested on November 15, 2008.

(10)	Mr. Selby does not receive any salary or bonus in his capacity as an officer of the Corporation and instead receives corporate finance consulting and legal fees. Mr. Selby maintains an office separately from Pengrowth and personally bears the cost of that office and full time administrative and secretarial support along with other business expenses. The legal and consulting firm controlled by Mr. Selby earned aggregate gross fees of $956,800 for services provided to the Corporation in 2008. See “Statement of Executive Compensation — Compensation of Named Executive Officers — Charles Selby”.
Incentive Plan Awards
The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are described under “Statement of Executive Compensation — Compensation Arrangements” and Schedule C.
Outstanding Trust Unit-Based Awards and Rights-Based Awards
The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, if any, including awards granted before the most recently completed financial year.

	Rights-based Awards				Trust Unit-based Awards
					Number	Market or
	Number of				of Trust	payout value
	Securities			Value of	Units	of Trust Unit-
	Underlying	Right		Unexercised in-	that	based awards
	Unexercised	Exercise	Right	the-money	have not	that have not
	Rights	Price	Expiration	Rights	vested	vested
Name	(#)	($)(1)	Date	($)(2)	(#)(3)	($)(4)

James S. Kinnear(5)
Christopher G. Webster	41,971	18.14 / 12.71	Mar 03, 2010	—	39,947	$373,504
	43,299	23.20 / 19.26	Feb 27, 2011	—
	66,243	19.98 / 17.83	Feb 28, 2012	—
	75,012	18.35 / 17.34	Mar 04, 2013	—
James E. A. Causgrove	15,916	20.05 / 15.72	Nov 21, 2010	—	26,079	$243,839
	15,660	23.20 / 19.26	Feb 27, 2011	—
	47,574	19.98 / 17.83	Feb 28, 2012	—
	60,855	18.35 / 17.34	Mar 04, 2013	—

		Rights-based Awards			Trust Unit-based Awards
					Number	Market or
	Number of				of Trust	payout value
	Securities			Value of	Units	of Trust Unit-
	Underlying	Right		Unexercised in-	that	based awards
	Unexercised	Exercise	Right	the-money	have not	that have not
	Rights	Price	Expiration	Rights	vested	vested
Name	(#)	($)(1)	Date	($)(2)	(#)(3)	($)(4)

Larry B. Strong	15,513	23.20 / 19.26	Feb 27, 2011	—	24,813	$232,001
	45,744	19.98 / 17.83	Feb 28, 2012	—
	56,508	18.35 / 17.34	Mar 04, 2013	—
William G. Christensen	15,769	20.05 / 15.72	Nov 21, 2010	—	24,404	$228,177
	15,516	23.20 / 19.26	Feb 27, 2011	—
	44,829	19.98 / 17.83	Feb 28, 2012	—
	55,422	18.35 / 17.34	Mar 04, 2013	—
Charles V. Selby	34,800	16.80 / 10.07	Feb 06, 2009	—	12,312	$115,117
	12,507	18.14 / 12.71	Mar 03, 2010	—
	12,507	23.20 / 19.26	Feb 27, 2011	—
	20,901	19.98 / 17.83	Feb 28, 2012	—
	23,670	18.35 / 17.34	Mar 04, 2013	—

Notes:

(1)	Prices noted are the grant date exercise price and reduced exercise price at December 31, 2008. The Rights Incentive Plan provides for a downward adjustment of the exercise price of the Trust Unit Rights, provided distributions paid to Unitholders exceed certain thresholds. The holder may elect to pay the grant date exercise price or the reduced exercise price.

(2)	Value based on a $9.35 market price from the close of business on December 31, 2008.

(3)	Number of Trust Units includes additional DEUs received upon the reinvestment of notional distributions earned on DEUs.

(4)	Value based on a $9.35 market price from the close of business on December 31, 2008 and assuming a 100% payout.

(5)	James S. Kinnear does not receive any direct compensation for service as the Chairman, President and Chief Executive Officer of the Corporation. See “Compensation Discussion & Analysis — Compensation of Named Executive Officers — James Kinnear” and “Management Agreement”.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets forth details of the value vested or earned by the NEOs during the most recently completed financial year for each incentive plan award.

	Rights-based Awards -	Trust Unit-based awards -	Non-Equity incentive plan
	Value vested during the	Value vested during the	compensation - Value
	year	year	earned during the year
Name	($)(1)	($)(2)	($)(3)

James S. Kinnear(4)	—	—	—
Christopher G. Webster	—	243,926	310,000
James E. A. Causgrove	—	83,817	235,200
Larry B. Strong	—	83,747	219,550
William G. Christensen	—	83,027	215,300
Charles V. Selby	—	72,707	—

Notes:

(1)	The value of Trust Unit Rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date, or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)	The value of DEUs released during the year includes the value of additional DEUs received upon the reinvestment of notional distributions earned on DEUs. The Board also determined that a performance multiplier of 120% was warranted based on Pengrowth’s relative performance against the competitive peer group established at the outset of the three year vesting period ending 2008. The total value is calculated at the average market price of those DEUs sold on the market for tax purposes.

(3)	Includes total bonus paid in respect of the 2008 year (as indicated under the heading “Summary Compensation Table”).

(4)	James S. Kinnear does not receive any direct compensation for service as the Chairman, President and Chief Executive Officer of the Corporation. See “Compensation Discussion & Analysis — Compensation of Named Executive Officers — James Kinnear” and “Management Agreement”.

2009 Trust Unit and Right Based Awards
The following table sets forth for each NEO all awards. These rights were granted in February 2009 as a reflection of performance rendered in 2008

	Trust Unit Based Awards(1)	Right Based Awards(2)
Name	($)	($)

James S. Kinnear(5)	—	—
Christopher G. Webster	234,000	234,000
James E. A. Causgrove	189,840	189,840
Larry B. Strong	176,280	176,280
William G. Christensen	172,890	172,890
Charles V. Selby	88,610	88,608

Notes:

(1)	The value of DEUs granted is based on an anticipated 100% payout. The valuation price (which is normally equal to market price) was not used at the time of grant, and rather the amount of $10.00 was chosen by the Board in order to set the number of awards granted. The Board limited the awards so as to minimize dilution to Unitholders and in recognition of market realities and competitive practices. The market price on the date of grant was $6.11.

(2)	The value of Trust Unit Rights is based on a Black Scholes determination of grant date fair value of $2.00, which did not reflect the grant date value of $1.22. Fair value was fixed by the Board based on a $10.00 market price, in order to minimize dilution. The exercise price of the Trust Unit Rights was determined at the time of grant as $6.11.
Pension Plan Benefits
The Corporation does not have a defined benefit or defined contribution pension plan.
Termination and Change of Control Benefits
Description of Employment Agreements
Each of Messrs. Webster, Causgrove, Strong and Christensen has entered into an employment agreement with Pengrowth (the “Employment Agreements”). The Employment Agreements set out the principal terms of the employment relationship with Pengrowth, including the individuals’ position description and financial terms. In addition, the agreements detail the severance payments that will be paid on the termination of employment by, or a change of control of, Pengrowth.
The Employment Agreement with Mr. Webster provides for a payment to Mr. Webster upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Webster’s employment by Pengrowth without cause, Mr. Webster is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 2.25 years of total cash compensation (salary plus bonus). Upon a change of control of Pengrowth, and provided Mr. Webster elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Trust Unit Rights and DEUs held by Mr. Webster fully vest and become exercisable and Mr. Webster is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control and to an additional payment equal to 2.25 years of total cash compensation (salary plus bonus). Any payment to Mr. Webster upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Webster remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.
The Employment Agreement with Mr. Causgrove provides for a payment to Mr. Causgrove upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Causgrove’s employment by Pengrowth without cause, Mr. Causgrove is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 years of total cash compensation (salary plus bonus). Upon a change of control of Pengrowth, and provided Mr. Causgrove elects to terminate his employment with

Pengrowth within 90 days of such change of control, all outstanding Trust Unit Rights and DEUs held by Mr. Causgrove fully vest and become exercisable and Mr. Causgrove is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control and to an additional payment equal to 1.75 years of total cash compensation (salary plus bonus). Any payment to Mr. Causgrove upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Causgrove remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.
The Employment Agreement with Mr. Strong provides for a payment to Mr. Strong upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Strong’s employment by Pengrowth without cause, Mr. Strong is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 months’ salary for each full year of service, for a minimum of six months of salary to a maximum of 1.75 years of salary. Upon a change of control of Pengrowth, and provided Mr. Strong elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Trust Unit Rights and DEUs held by Mr. Strong fully vest and become exercisable and Mr. Strong is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of such change of control plus an additional payment in the amount of 1.75 times his total cash compensation (salary plus bonus). Any payment to Mr. Strong upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Strong remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.
The Employment Agreement with Mr. Christensen provides for a payment to Mr. Christensen upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Christensen’s employment by Pengrowth without cause, Mr. Christensen shall be entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 months’ total cash compensation (salary plus bonus) for each full year of service, for a minimum of six months of salary to a maximum of 1.75 years of salary. Upon a change of control, and provided Mr. Christensen elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Trust Unit Rights and DEUs held by Mr. Christensen fully vest and become exercisable and Mr. Christensen is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control plus an additional payment in the amount of 1.75 times his total cash compensation (salary plus bonus). Any payment to Mr. Christensen upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Christensen remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.
The Employment Agreements with each of Messrs. Causgrove, Strong and Christensen include confidentiality provisions intended to protect Pengrowth’s intellectual property and assets.
For the purposes of the Employment Agreements only, a “change of control” includes a take-over, amalgamation, merger or other business combination resulting in a change of majority ownership of Pengrowth, a liquidation or winding-up of Pengrowth or its assets, a sale of substantially all of Pengrowth’s assets or the replacement of a majority of Pengrowth’s board members.

Estimated Incremental Payments on a Change of Control
The following table outlines the estimated incremental payments NEOs would be entitled to had a payment event occurred on December 31, 2008.

	Payment Event
NEO	Termination Without Cause	Change of Control(2)

James S. Kinnear(1)	—	—
Christopher G. Webster	$1,068,685	$1,442,190
James E.A. Causgrove	$709,650	$953,490
Larry B. Strong	$130,000	$899,150
William G. Christensen	$163,700	$882,975
Charles V. Selby(1)	—	—

Notes:

(1)	Neither Mr. Kinnear nor Mr. Selby are presently party to an employment agreement that would provide for any payment to them upon termination or a change of control of Pengrowth. Pengrowth and Mr. Kinnear have entered into an executive employment agreement which, effective July 1, 2009, will provide for certain payments to Mr. Kinnear upon the termination of his employment or a change of control of Pengrowth. See “Statement of Executive Compensation — Compensation Discussion and Analysis — Compensation Determinations for the Named Executive Officers — James Kinnear” and “ — Charles Selby”.

(2)	Upon a change of control, Pengrowth may require that the NEO remain with the Corporation for a period of up to six months, in which case all benefits will be paid to such NEO during the period of continued service or for 120 days (180 days in the case of Mr. Causgrove), whichever is greater. The numbers in this column do not include the value of such benefits as it is not possible to determine, if, and for how long, such NEO’s employment will be extended.
Director Compensation
The Board, through the Corporate Governance Committee, is responsible for the development and implementation of Pengrowth’s strategy with respect to the compensation of the non-executive Directors. In pursuing this mandate, the Corporate Governance Committee receives support and recommendations from Mercer, an independent consultant. The main objectives of Pengrowth’s compensation strategy for non-executive Directors are: (i) to attract and retain the services of the most qualified individuals; (ii) to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and competitive with other comparable public issuers; and (iii) to align the interests of the non-executive Directors with Unitholders. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary.
Under the non-executive Directors’ compensation package, annual retainers for membership on the Board and any of the standing committees thereof are paid to Directors quarterly and are pro-rated for partial service. The Vice Chairman and Lead Independent Director of the Board and the Chair of each Board Committee receives an additional annual retainer. These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a director travels outside of his or her home province or state, or travels more than a total of three hours, round trip, to attend a Pengrowth meeting. The following is a schedule of annual retainers and meeting fees for non-executive Directors in effect during 2008:

Type of Fee	Amount ($)

Annual Board Retainer(1)	30,000
Additional Annual Retainer to Chairman(1)
Additional Annual Retainer to Vice Chairman and Lead Independent Director	45,000
Additional Annual Retainer to Chairman of Audit Committee	20,000
Additional Annual Retainer to Chairman of Compensation, Corporate Governance, and Reserves, Operations and Environmental, Health and Safety Committees	10,000
Additional Annual Retainer to Audit Committee Members	10,000

Type of Fee	Amount ($)

Additional Annual Retainer to Members of Compensation, Corporate Governance, and Reserves, Operations and Environmental, Health and Safety Committees	5,000
Fee for each Board Meeting	1,500
Fee for each Committee Meeting	1,500
Fee for each Meeting of Special Committee(2)	1,500

Notes:

(1)	James Kinnear is also an NEO, and receives no additional compensation for his service as a director.

(2)	The Board formed a special committee of independent directors to address issues relating to the winding up of the Management Agreement. See “Management Agreement”.
All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their role as Director.
In 2008, there were 17 meetings of the Board of Directors, four meetings of the Audit Committee, three meetings of the Corporate Governance Committee, four meetings of the Compensation Committee, four meetings of the Reserves, Operations and Environmental Health and Safety Committee and 15 meetings of an independent committee formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure and the end of the term of the Management Agreement (see “Management Agreement”). For details of the Directors attendance at each of the meetings of the Board and its committees, please see section 1(g) of Appendix 1 to this Circular.
The following table sets out the cash fees earned by each of the Directors in connection with their attendance at Board and committee meetings for the year ended December 31, 2008:

							Independent
							Committee
	Board Fees			Standing Committee Fees			Fees(1)
			Meeting			Meeting	Meeting	2008	2007
	Lead	Retainer	Fees	Chair	Retainer	Fees(2)	Fees	Total	Total
	($)	($)	($)	($)	($)	($)	($)	($)	($)

James S. Kinnear(3)	—	—	—	—	—	—	—	—	—
John B. Zaozirny	45,000	30,000	25,500	10,000	5,000	10,500	22,500	148,500	127,500
Thomas A. Cumming	—	30,000	25,500	20,000	10,000	18,000	22,500	126,000	104,288
Wayne K. Foo	—	30,000	25,500	5,000	5,000	10,500	22,500	98,500	70,016
Kirby L. Hedrick	—	30,000	25,500	10,000	10,000	31,500	21,000	128,000	102,500
Michael S. Parrett	—	30,000	25,500	10,000	15,000	36,000	22,500	139,000	124,000
A. Terence Poole	—	30,000	24,000	—	15,000	10,500	22,500	102,000	84,000
D. Michael G. Stewart	—	30,000	25,500	—	10,000	12,000	22,500	100,000	77,167
Nicholas C.H. Villiers	—	30,000	21,000	—	—	—	—	51,000	4,353

Notes:

(1)	Includes fees associated with 15 meetings of a special committee formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure and the end of the term of the Management Agreement.

(2)	Includes travel allowances paid in the amount of $19,500 to each of Messrs. Hedrick and Parrett in order to attend meetings of the Board and the committees thereof.

(3)	James Kinnear is also an NEO and receives no compensation for service as a director.
The Corporate Governance Committee has the responsibility to review and, based on advice of the independent advisor, make recommendations for Board compensation to the Board on a regular basis. The Board’s policy is for total compensation levels paid to Directors to be competitive with the compensation paid to Boards of companies of a similar size and nature as Pengrowth. The non-executive Directors may also be compensated through the granting of DEUs pursuant to the DEU Plan. DEUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of Pengrowth for any reason.

Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year.

		Trust Unit-	All Other	2008	2007
	Fees Earned	Based Awards	Compensation	Total	Total
Name	($)	($)(3)	($)	($)	($)

James S. Kinnear(1)	—	—	—	—	—
John B. Zaozirny	148,500	156,856	—	305,356	312,900
Thomas A. Cumming	126,000	78,428	—	204,428	196,621
Wayne K. Foo	98,500	78,428	—	176,928	159,652
Kirby L. Hedrick	108,500	78,428	19,500 (4)	206,428	203,714
Michael S. Parrett	119,500	78,428	19,500 (4)	217,428	223,716
A. Terence Poole	102,000	78,428	—	180,428	176,333
D. Michael G. Stewart	100,000	78,428	—	178,428	170,293
Nicholas C. H. Villiers(2)	51,000	78,428		129,428	4,353

Notes:

(1)	James Kinnear is also an NEO and receives no compensation for service as a director.

(2)	Mr. Villiers is engaged by the Manager on a consulting basis for international capital markets consulting and business development purposes. During 2008, Mr. Villiers was paid U.S.$75,000 by the Manager. The average exchange rate for 2008 was $1.066 Canadian dollars for each U.S. dollar.

(3)	The value of DEUs granted is based on a valuation price (equal to market price) at the time of grant of $18.35 per DEU. The actual benefit received from the DEU grant is subject to additional DEUs received upon the reinvestment of notional distributions and future market prices.

(4)	Only Mr. Parrett and Mr. Hedrick received a travel allowance during the year ended December 31, 2008.
In 2008, 38,466 DEUs were granted to the non-executive Directors, representing approximately 0.015% of the outstanding Trust Units on December 31, 2008.
Incentive Plan Awards for Directors
The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of directors, are described under “Statement of Executive Compensation — Compensation Arrangements” and Schedule C.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Right/Option-based Awards				Trust Unit-based Awards
	Number of					Market or
	Securities			Value of		Payout Value
	Underlying			Unexercised	Number of	of Trust Unit-
	Unexercised	Option/Right		In-the-Money	Trust Units	Based Awards
	Options/	Exercise	Option/ Right	Options/	That Have	That Have Not
	Rights	Price	Expiration	Rights	Not Vested	Vested
Name	(#)	($)(2)	Date	($)(3)	(#)(4)	($)

James S. Kinnear(1)	—	—	—	—	—	—
John B. Zaozirny	12,000	18.14/12.71	Mar. 3, 2010	—	—	—
	12,000	23.20/19.26	Feb. 27, 2011	—	—	—
Thomas A. Cumming	1,700	14.95	June 28, 2009	—	—	—
	12,000	18.14/12.71	Mar. 3, 2010	—	—	—
Wayne K. Foo	7,500	25.23/22.15	Aug. 2, 2011	—	—	—
Kirby L. Hedrick	—	—	—	—	—	—

	Right/Option-based Awards				trust Unit-based Awards
	Number of					Market or
	Securities			Value of		Payout Value
	Underlying			Unexercised	Number of	of Trust Unit-
	Unexercised	Option/Right		In-the-Money	Trust Units	Based Awards
	Options/	Exercise	Option/ Right	Options/	That Have	That Have Not
	Rights	Price	Expiration	Rights	Not Vested	Vested
Name	(#)	($)(2)	Date	($)(3)	(#)(4)	($)

Michael S. Parrett	15,000	19.42/13.38	July 28, 2009	—	—	—
A. Terence Poole	15,000	18.69/14.00	July 7, 2010	—	—	—
D. Michael G. Stewart	—	—	—	—	—	—
Nicholas C. H. Villiers	—	—	—	—	—	—

Notes:

(1)	The Chairman, James S. Kinnear is also an NEO, and receives no additional compensation for service as a director.

(2)	Where two values are provided, prices noted are the grant date exercise price and reduced exercise price at December 31, 2008 of Trust Unit Rights. The Rights Incentive Plan provides for a downward adjustment of the exercise price of the Trust Unit Rights, provided distributions paid to Unitholders exceed certain thresholds. The holder may elect to pay the grant date exercise price or the reduced exercise price. Where one value is provided, prices reflect the exercise price of Trust Unit Options.

(3)	Value based on a $9.35 market price from the close of business on December 31, 2008, and as such, there were no Unexercised in-the-money Trust Unit Rights as at December 31, 2008.

(4)	Directors’ DEUs vest immediately on the date they are granted, and as such there were no unvested DEUs outstanding at December 31, 2008.
Incentive Plan Awards — Value Vested or Earned During the Year
The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

	Option/Rights-Based	Trust Unit-based awards -	Non-Equity Incentive Plan
	Awards - Value Vested	Value Vested During the	Compensation - Value
	During the Year	Year	Earned During the Year
Name	($)(1)	($)(2)	($)

John B. Zaozirny	—	214,958	—
Thomas A. Cumming	—	106,957	—
Wayne K. Foo	—	103,956	—
Kirby L. Hedrick	—	116,727	—
Michael S. Parrett	—	115,379	—
A. Terence Poole	—	106,957	—
D. Michael G. Stewart	—	107,853	—
Nicholas C. H. Villiers	—	87,241	—

Notes:

(1)	No Trust Unit Rights held by the Directors vested during the year ended December 31, 2008.

(2)	The value in this column is the sum of the value of DEUs granted and the value of all additional notional DEUs in respect of distributions during the year. The values were calculated by multiplying the number of DEUs by the market price at the time of grant / distribution.
Performance Graphs
The following performance graphs and tables compare Pengrowth’s five-year cumulative Unitholder return (assuming the reinvestment of distributions) for $100 invested in the Trust Units on December 31, 2003 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years. On July 27, 2004, the Trust Units were reclassified as either Class A Trust Units or Class B Trust Units, depending upon the jurisdiction of residency of the holder thereof. On July 27, 2006, the Class A Trust Units were converted into Trust Units on a one for one (1:1) basis and the Class B Trust Units were renamed and commenced public trading as “Trust Units”. The Class A Trust Units were subsequently de-listed from the facilities of the New York Stock Exchange and the TSX.

Performance of Class A Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class A Trust Units on July 27, 2004 and converted those Class A Trust Units back into Trust Units on July 27, 2006.

	2003	2004	2005	2006	2007	2008
Trust Units (formerly Class A Trust Units)	$100	$133.62	$163.21	$134.07	$138.11	$86.83
S&P/TSX Composite Index	$100	$112.48	$137.12	$157.02	$168.27	$109.33
S&P/TSX Capped Energy Index	$100	$128.68	$205.54	$208.56	$225.02	$139.11

Performance of Class B Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class B Trust Units on July 27, 2004 and that those Class B Trust Units were renamed as Trust Units on July 27, 2006.

	2003	2004	2005	2006	2007	2008
Trust Units (formerly Class B Trust Units)	$100	$100.01	$141.70	$141.95	$146.22	$91.90
S&P/TSX Composite Index	$100	$112.48	$137.12	$157.02	$168.27	$109.33
S&P/TSX Capped Energy Index	$100	$128.68	$205.54	$208.56	$225.02	$139.11

Performance of Blended Trust Units
The following graph and table is intended to provide an illustration of the approximate combined performance of the Trust Units over the last five years. The following graph and table assumes that the holder of Trust Units obtained an equal number of Class A Trust Units and Class B Trust Units (together, the “Blended Trust Units”) on July 27, 2004 and that those Class A Trust Units and Class B Trust Units were converted into, or renamed as, Trust Units on July 27, 2006.

	2003	2004	2005	2006	2007	2008
Blended Trust Units (combination of Class A Trust Units and Class B Trust Units)	$100	$118.93	$151.76	$137.36	$141.49	$88.93
S&P/TSX Composite Index	$100	$112.48	$137.12	$157.02	$168.27	$109.33
S&P/TSX Capped Energy Index	$100	$128.68	$205.54	$208.56	$225.02	$139.11
Compensation for Pengrowth’s management is based on the achievement of certain pre-determined criteria at the beginning of each fiscal year. The Compensation Committee reviews and recommends to the Board the remuneration of the NEOs. The Compensation Committee considers a number of factors in connection with its determination of appropriate levels of compensation as discussed under “Statement of Executive Compensation - Compensation Discussion and Analysis” above. The achievement of these objectives is measured against corporate and individual targets, as described earlier and do not necessarily track the changes in the market value of our Trust Units.
Pengrowth’s cumulative Unitholder return performance graphs, as depicted above, reflect both operational and financial performance within Pengrowth’s control as well as volatile commodity prices and economic and market conditions beyond its control, especially near the end of 2008 with the impact of the global decline in the economy. Over the five-year period ending December 31, 2008, the compound annual growth rate of our total Unitholder return was 1.92 percent. By comparison, the compound annual growth rate of our NEOs’ total direct compensation over this same period, which has been in place in its present form since 2005, was 10.35 percent.
Furthermore, the NEOs and our Directors receive a significant proportion of their compensation in the form of Trust Unit Rights and DEUs, the value of which is almost entirely dependent upon the market price of our Trust Units. The challenging global economic environment has resulted in a decrease to the market value of our Trust Units, with a corresponding reduction in the value of the Trust Unit Rights and DEUs held by the NEOs and our Directors which has significantly reduced the planned value of their total compensation, thereby aligning their experience with that of Unitholders in these difficult economic times.

Other Compensation
Trust Unit Ownership Guidelines
Pengrowth has implemented guidelines for Trust Unit ownership for the Directors and executive officers of the Corporation. Although not a condition of employment, compliance with the ownership guidelines is a significant factor to be considered in connection with, among other things, determining eligibility to participate in Pengrowth’s long-term incentive program. The Corporation’s NEOs and non-executive Directors are encouraged to satisfy the ownership guidelines within three years of the commencement of their employment or election as a Director, as the case may be.
The NEOs are required to own Trust Units and/or DEUs (together, the “Ownership Units”) with a market value equal to a certain percentage of their annual base salary. The Chief Financial Officer is required to own Ownership Units with a market value equal to two times his annual base salary. Since Mr. Kinnear and Mr. Selby do not receive a base salary (see “Statement of Executive Compensation - Summary Compensation Table”), Mr. Kinnear, as President, is required to own 1.5 times the number of Ownership Units required to be owned by the Chief Financial Officer and Mr. Selby is required to own the same number of Ownership Units as required to be owned by the Chief Financial Officer. The other NEOs are required to own Ownership Units with a market value equal to 1.5 times their annual base salary. Each of the NEOs is currently complying with his respective ownership guidelines. As of April 23, 2009, the NEOs held in the aggregate 7,094,638 Ownership Units with a market value of $54,841,551. As of April 23, 2009, the members of Pengrowth’s leadership team held in the aggregate 7,379,307 Ownership Units with a market value of $57,042,043.
Currently, the non-executive Directors are each required to own Ownership Units with a market value equal to five times their respective annual retainer, and are expected to obtain this increased level of ownership by the later of: (i) June 11, 2008; and (ii) three years from the date of their initial election or appointment as a Director. Other than Mr. Villiers who joined the Board in November of 2007, each of the non-executive Directors is currently complying with the ownership guidelines relating to non-executive Directors. As of April 23, 2009, the non-executive Directors held 266,124 Ownership Units with a market value of $2,057,138, representing a unit ownership level of approximately 9.8 times their annual retainer.
Pengrowth encourages all employees to share in its long-term success through its various supported voluntary savings plans. As of April 23, 2009, employees, other than the senior management set out above, owned 1,093,362 Trust Units with a market value of $8,451,688 through these plans.
Trust Unit Margin Purchase Plan
In February 2000, the Corporation instituted the Margin Purchase Plan, which is available to employees and special consultants of the Corporation. In accordance with the restrictions on financial assistance in the Sarbanes-Oxley Act of 2002 (“SOX”), the Margin Purchase Plan is not available to Directors and officers. Participants are permitted to acquire Trust Units through individual margin accounts with a specified Canadian investment dealer which provides participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants may utilize the Margin Purchase Plan in order to exercise Trust Unit Rights (as defined hereinafter) held by them. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $1 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.

Trust Unit Option Plan
Termination of Unit Option Plan
No options to purchase Trust Units (“Trust Unit Options”) or stock appreciation rights (“SARs”) have been issued pursuant to the Unit Option Plan since June 28, 2002 and Pengrowth does not intend to issue any further Trust Unit Options or SARs in the future. There are presently 1,700 Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Unit Option Plan. Upon the exercise or expiration of the outstanding Trust Unit Options, the Unit Option Plan will be terminated. It is anticipated that all Trust Unit Options will be exercised or cancelled by June 28, 2009. A descriptive summary of the material terms of the Trust Unit Option Plan is attached as Schedule C.
Trust Units Issuable from Treasury
Since January 25, 1995, Pengrowth has maintained a fixed maximum number of Trust Units reserved for issuance under its security-based compensation arrangements. Since that date, Pengrowth has reserved an aggregate of 24,000,000 Trust Units for issuance under the Rights Incentive Plan, the DEU Plan and the Unit Option Plan, subject to a maximum of 5,525,000 DEUs being available for issuance pursuant to the DEU Plan (including all previously exercised incentives). As of March 31, 2009, there were an aggregate of 7,612,475 outstanding Trust Unit Rights, DEUs and Trust Unit Options.
The following table sets out as of March 31, 2009, both in the aggregate and as a percentage of the Trust Units issued and outstanding, the number of Trust Unit Rights, DEUs and Trust Unit Options: (i) authorized to be granted; (ii) historically granted, net of any cancellations; (iii) historically exercised; (iv) outstanding; and (v) available to be granted.

			Historically
			Granted (Net of		Historically
			Cancellations)		Exercised		Outstanding		Available
	Authorized		(#)	(%)	(#)	(%)	(#)	(%)	(#)		(%)
Trust Unit Rights	18,475,000		9,030,513	3.5	3,479,676	1.4	5,550,837	2.2	2,234,696		0.9
Trust Unit Options	N/A	(3)	7,209,791	2.8	7,208,091	2.8	1,700	<0.1	N/A	(3)	—
Subtotal	18,475,000		16,240,304	6.3	10,687,767	4.2	5,552,537	2.2	2,234,696		0.9
DEUs(1)(2)	5,525,000		2,691,490	1.0	631,552	0.2	2,059,938	0.8	2,833,510		1.1

Notes:

(1)	Including Trust Units earned through the notional distribution reinvestment and performance components of the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Deferred Entitlement Unit Plan”.

(2)	Pengrowth’s current practice is that the number of Trust Units granted upon the exercise of DEUs may equal up to, but not more than, 150% of the aggregate of the DEUs granted and the additional DEUs acquired through the reinvestment of notional distributions, subject to Pengrowth meeting certain performance criteria. The number of DEUs provided does not include DEUs which may be granted subsequent to March 31, 2009 through the notional distribution reinvestment component of the DEU Plan or DEUs granted upon the satisfaction of the performance criteria.

(3)	The number of Trust Units Pengrowth is permitted to issue upon the exercise of Trust Unit Rights and Trust Unit Options may not, in the aggregate, exceed 18,475,000. Since Pengrowth no longer grants Trust Unit Options under the Unit Option Plan, all Trust Units authorized and available for issuance pursuant to the Rights Incentive Plan and the Unit Option Plan have been allocated to Trust Unit Rights.
The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2008, aggregated for all compensation plans previously approved by Unitholders and all compensation plans not previously approved by Unitholders.

					Number of securities remaining
	Number of Securities to be			Weighted average exercise	available for future issuance
	issued upon exercise of			price of outstanding	under equity compensation
	outstanding options, warrants			options, warrants and	plans (excluding securities
	and rights			rights	reflected in column (a))
Plan Category	(a)			(b)	(c)

Equity compensation plans	Rights	3,292,622		$16.78	4,518,124
approved by securityholders	DEUs	1,270,750	(1)	N/A (2)	3,998,428
	Options	1,700		$14.95	—

Equity compensation plans not approved by securityholders		N/A		N/A	N/A

Total		4,565,072		N/A	8,516,552

Notes:

(1)	Trust Units representing DEUs acquired through the reinvestment of notional distributions are included.

(2)	No consideration is payable upon the exercise of a DEU by the holder thereof.
Directors’ and Officers’ Liability Insurance
Pengrowth maintains insurance for the benefit of its Directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$50 million to US$75 million, depending on the type of claim, with a deductible of up to US$250,000, depending on the type of claim, for each claim for which Pengrowth grants indemnification. The Corporation bears the entire cost of the premiums payable pursuant to this coverage.
Statement of Corporate Governance
Mandates of the Trustee, the Manager and the Board of Directors
Pengrowth holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to the holders of Royalty Units (the “Royalty Unitholders”). The Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. The Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, securities of the Corporation, securities of Esprit, cash and other assets.
Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of the Trust in respect of the administration and management of the Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture, and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of the Trust. The powers of the Trustee are also subject to the voting rights of Unitholders in certain circumstances.
The Manager is empowered to undertake, on behalf of the Corporation and the Trust, all matters pertaining to the properties of the Corporation. These matters include a requirement to keep the Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by the Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operating, administration and retention of consultants, legal and accounting advisors in respect to the foregoing. The Manager is also given broad responsibility for Unitholder services in relation to the Trust. The general authority delegated to the Manager by the Management Agreement is subject to the approval of the Board in respect of certain matters. See “Management Agreement”.

Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, specific powers have been delegated to the Corporation in relation to the offering of securities, compliance with the mutual fund trust provisions of the Income Tax Act (Canada), the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of cash distributions to Unitholders on a per Trust Unit basis.
Currently, the USA provides that the Board shall consist of two nominees of the Manager and up to ten Directors who are elected by the Unitholders. The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it Is not prudent or possible to await a regularly scheduled quarterly meeting. During 2008, 17 regularly constituted Board meetings were held. In addition, during 2007 the Board formed a special committee comprised of all independent members of the Board for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. This special committee held 15 meetings in 2008.
Board Independence
The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that a majority of Directors must be independent. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth, other than relationships arising from unitholdings. In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee or executive officer of Pengrowth or an immediate family member is, or has been within the past three years, an executive officer of Pengrowth; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth; (iii) the Director is a current partner or employee of a firm that is Pengrowth’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on Pengrowth’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Pengrowth’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director or an immediate family member is a current employee of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues.
National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“Nl 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.
Six of the nine Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and Nl 58-101. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related Director. Mr. Derek W. Evans, who, effective May 25, 2009, will be appointed as President and Chief Operating Officer of the Corporation, will not be independent and will be a related Director. Mr. Nicholas C. H. Villiers is considered not to be independent and is a related Director as he is the Manager’s additional appointee to the Board pursuant to the terms of the USA, and as he is engaged by the Manager on a consulting basis and receives remuneration in addition to that in his capacity as a Director. The remaining Directors are “independent” under both the NYSE requirements and Nl 58-101.

Board Approvals and Structure
The Manager makes recommendations to the Board as to Pengrowth’s strategic direction. The Board considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth, including the annual consideration of a strategic plan and budget. Criteria are approved by the Board for the acquisition and disposition of oil and natural gas properties and other permitted investments.
The Manager has general power under the Management Agreement to conduct acquisitions, dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the USA, neither the Manager nor the Board has complete authority over the business and affairs of Pengrowth. The Trustee responds to directions from the Manager and from the Board (with respect to the Corporation as administrator of the Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.
The Board represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities and responds to recommendations brought forward by the Manager to the Board on material matters impacting Pengrowth. Practically, the Manager defers to the Board in respect of all matters which may have a material impact upon the business of the Corporation, the Trust, the Unitholders or the Royalty Unitholders. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.
Board Committees
The Audit Committee is currently comprised of three “independent” directors, as that term is defined in National Instrument 52-110 Audit Committees. The Board has also constituted a Corporate Governance Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations and Environmental, Health and Safety Committee comprised of three “independent” directors, all as that term is defined in Nl 58-101.
The Reserves, Operations and Environmental Health and Safety Committee has been established to assist the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by Nl 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.
In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.
Statement of Corporate Governance Practices
The Board, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth.
On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as the Trust. The changes to the NYSE listing standards are not mandatory for the Trust, but any differences in the Trust’s corporate governance practices and the NYSE rules must be disclosed by the Trust in its annual Form 40-F filing with the SEC in the United States. Certain provisions of SOX and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Trust, also influence the Trust’s approach to corporate governance.

Under Nl 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.
MANAGEMENT AGREEMENT
The Unitholders and the Royalty Unitholders approved the Management Agreement among the Trust, the Corporation, the Manager and Computershare, as trustee at the annual and special meetings held on June 17, 2003. The Management Agreement governs both the Trust and the Corporation. The Board negotiated the Management Agreement with the Manager to incentivize future performance and to avoid the upfront termination payments associated with internalizations of management.
Summary of the Management Agreement
Key elements of the Management Agreement are:
•	two distinct three-year terms with a declining fee structure in the second three-year term;

•	a base fee determined on a sliding scale:
in the first three-year term:
•	two percent of the first $200 million of Income; and

•	one percent of the balance of Income over $200 million; and
in the second three-year term:
•	1.5 percent of the first $200 million of Income; and

•	0.5 percent of the balance of Income over $200 million.
For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of the Trust (excluding interest on cash or near-cash deposits or similar investments).
•	a performance based fee based on total returns received by Unitholders which essentially compensates the Manager for total returns which average in excess of eight percent per annum over a three-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80 percent each year in the first three-year term and 60 percent each year in the second three-year term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year term;

•	requirement for the Manager to pay certain expenses of the Corporation and the Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	an annual bonus pool based on 10 percent of the Manager’s base fee and performance fee for employees of, and special consultants to, the Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board upon the expiry of the first three-year term with a termination payment of approximately 2/3 of the management fee paid during the first three-year term plus expenses of termination.
The responsibilities of the Manager under the Management Agreement include:
•	reviewing and negotiating acquisitions for the Corporation and the Trust;

•	providing written reports to the Board to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising the Corporation in connection with it acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and the Trust;

•	arranging for borrowings by the Corporation and equity issuances by the Trust; and

•	conducting general Unitholder services, including investor relations, maintaining regulatory compliance, providing information to Unitholders in respect of material changes in the business of the Corporation or the Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Unitholders and Royalty Unitholders.
Despite the broad authority of the Manager, the Manager defers to the authority of the Board. Approval of the Board is required on decisions relating to any offerings, including the issuance of additional Trust Units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to Unitholders, the compensation practices, specific compensation programs for certain key executives of the Corporation, the amendment of any of the constating documents of the Corporation or the Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.
Bonus Pool
The Manager has established an annual bonus plan as an incentive to the officers, employees and special consultants of the Manager and the Corporation (excluding James S. Kinnear). The annual bonus plan is carved out from the management fee paid to the Manager, and is calculated as 10 percent of the total fees, including the management fee and the performance fee, received by the Manager. Bonuses are paid from time to time to top performing individuals in accordance with criteria recommended by the Manager.

Management Agreement Second Term
Under the terms of the Management Agreement, the Corporation had the right to terminate the Management Agreement effective June 30, 2006 on payment to the Manager of a termination fee and certain other amounts. In the absence of such termination, the Management Agreement continued in effect for a final three-year term ending June 30, 2009.
An Independent Committee of the Board was constituted in 2006 for the purpose of considering a termination of the Management Agreement. The Independent Committee retained Scotia Capital Inc. as its financial advisor. After considering the anticipated effects to the Corporation and to the Unitholder value of both a termination of the Management Agreement and a continuation of the Management Agreement, the Independent Committee recommended to the full Board that the Management Agreement not be terminated at the end of the first three-year term.
The Independent Committee based its recommendation on several factors, including:
•	the termination fee payable to the Manager on termination of the Management Agreement;

•	the estimated cost of internal management, until June 30, 2009, in the event of a termination of the Management Agreement;

•	the estimated maximum management fees that would be payable to the Manager over the second three-year term of the Management Agreement;

•	the advice of its financial advisor;

•	the management fee ceiling applicable during the second three-year term of the Management Agreement, which will result in lower management fees in the second three- year term ending June 30, 2009 as compared to the first three-year term of the Management Agreement ended June 30, 2006; and

•	the commitment by the Manager to certain key governance standards relating to the conduct of the affairs of the Trust and a continuing commitment to overall corporate governance practices (as such practices would apply to Pengrowth in an internalized management structure) and a further commitment to assist and work with the Board in establishing a plan for the orderly transition to a traditional corporate management structure at the end of the second three-year term of the Management Agreement.
Based on the recommendation of the Independent Committee, the Board resolved not to terminate the Management Agreement at the end of the first three-year term and has therefore resolved to continue the Management Agreement in accordance with its terms for a second three-year term ending on June 30, 2009.
Expiry of the Management Agreement
On October 10, 2007, a special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Based upon the recommendation of the special committee, the Corporation and James S. Kinnear, as Chief Executive Officer, entered into an executive employment agreement that will be effective July 1, 2009 upon expiry of the Management Agreement and will have a three year term. The Corporation, James S. Kinnear and the Manager also entered into an arrangement to address transitional issues such as the terms upon which certain employees and consultants of the Manager might be offered employment with the Corporation, the expenses of the Manager that will be assumed by the Corporation and a reduction in the entitlement of the Manager to appoint members of the Board of Directors from two to one after the expiry of the executive employment agreement on June 30, 2012. As there will be assets, liabilities and certain business activities remaining within the Manager and other entities controlled by Mr. Kinnear, upon the expiry of the Management Agreement, the executive employment agreement contains provisions addressing permitted activities by those entities during the term of the executive employment agreement. The special committee also expressed its present intention that James S. Kinnear would remain in the position of Chairman of the Board of Directors. On the recommendation of the special committee, the Board created the new position of Vice-Chairman and Lead Independent Director to ensure appropriate independent corporate governance practices for the Board and the Corporation.
Historically, the Manager received $6.95 million in 2008, $6.81 million in 2007 and $9.94 million in 2006 from Pengrowth.
AUDIT COMMITTEE REPORT
The Terms of Reference of the Audit Committee are attached as Appendix 5 to this Circular and specifies that the purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•	assist Board oversight of: (i) the integrity of the Financial Statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
The Audit Committee met four times during fiscal 2008. The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee’s meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with Pengrowth’s independent registered public accountants and the Corporation’s Chief Financial Officer.
As part of its oversight of Pengrowth’s financial statements, the Audit Committee reviews and discusses with both management and Pengrowth’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2008, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from KPMG LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).
In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of Pengrowth’s internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of Pengrowth’s internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the Board that the Board approve the Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report for 2008 filed on SEDAR in Canada and on Form 6-K on IDEA and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report on Form 40-F for filing on IDEA with the SEC.
Members of the Audit Committee

Thomas A. Cumming (Chair)
Michael S. Parrett
A. Terence Poole
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No individual who is, or at any time during the financial year ended December 31, 2008 was, a Director or executive officer of Pengrowth, no proposed nominee for election as a Director of Pengrowth, nor any associates or affiliates of any of the foregoing, have been indebted to Pengrowth since January 1, 2008 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Pengrowth since January 1, 2008.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, none of the Directors or executive officers of Pengrowth, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Trust, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2008 or in any proposed transaction which has materially affected or would materially affect Pengrowth.
ADDITIONAL INFORMATION
Additional information relating to Pengrowth is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2008. Copies of the Financial Statements and related MD&A may be obtained upon request from Investor Relations at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111) and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario, Canada M5H 3Y2 (ph: (416) 362-1748 or (888) 744-1111).

APPENDIX 1
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and Pengrowth’s response follows immediately thereafter.
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:
•	Thomas A. Cumming

•	Michael S. Parrett

•	D. Michael G. Stewart

•	Wayne K. Foo

•	A. Terence Poole

•	John B. Zaozirny
Mr. Kirby Hedrick, who resigned from the Board on December 31, 2008, was also independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that the following members of the Board are not independent: Mr. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation as well as the President and Chief Executive Officer of the Manager, Mr. Derek W. Evans, who, effective May 25, 2009, will be appointed as the President and Chief Operating Officer of the Corporation, and Mr. Nicholas C. H. Villiers, the Manager’s additional appointee to the Board pursuant to the terms of the USA. Mr. Villiers is also considered not to be independent as he is engaged by the Manager on a consulting basis and receives remuneration in addition to that in his capacity as a Director.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that six of nine members of the Board are “independent” within the meaning of NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Directorships
Thomas A. Cumming	N/A
Derek W. Evans	Franco-Nevada Corporation
Wayne K. Foo	Petro Andina Resources Inc.

A1-1

James S. Kinnear	N/A

Michael S. Parrett	Gabriel Resources Ltd.

A. Terence Poole	Methanex Corporation

D. Michael G. Stewart	TransCanada Corporation
Canadian Energy Services Inc., the general partner of
Canadian Energy Services L.P.
Orleans Energy Ltd.

Nicholas C. H. Villiers	Middlefield Canadian Income Trusts Investment
Company PCC

John B. Zaozirny	Bankers Petroleum Ltd.
Bayou Bend Petroleum Ltd.
Canaccord Capital Inc.
Canadian Oil Sands Trust
Coastal Energy Company
Computer Modeling Group Ltd.
Pacific Rubiales Energy Corp.
Provident Energy Ltd.
Terravest Income Fund
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board.

During the financial year ended December 31, 2008, there were 17 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain Independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the Independent members of the Board.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. James S. Kinnear is the Chairman of the Board and is not independent as he is the President and Chief Executive Officer of the Corporation and the President and Chief Executive Officer of the Manager.

In order to provide leadership for the independent members of the Board, the Board has appointed Mr. John B. Zaozirny as Vice Chairman and Lead Independent Director.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

A1-2

The following table discloses the attendance of the members of the Board at meetings of the Board and its committees:

Reserves,
Operations and
Environmental,
			Corporate			Health and
	Board of	Audit	Governance	Compensation	Independent	Safety
	Directors	Committee	Committee	Committee	Committee (4)	Committee
Director	(17 Meetings)	(4 Meetings)	(3 Meetings)	(4 Meetings)	(15 Meetings)	(4 Meetings)

Thomas A. Cumming	17/17	4/4	N/A	4/4	15/15	4/4
Derek W. Evans	-/- (1)	N/A	N/A	N/A	N/A	N/A
Wayne K. Foo	17/17	N/A	3/3	N/A	15/15	4/4
Kirby L. Hedrick(2)	17/17	4/4	N/A	N/A	14/15	4/4
James S. Kinnear(3)	17/17	4/4	3/3	4/4	N/A	2/4
Michael S. Parrett	17/17	4/4	3/3	4/4	15/15	N/A
A. Terence Poole	16/17	4/4	3/3	N/A	15/15	N/A
D. Michael G. Stewart	17/17	N/A	N/A	4/4	15/15	4/4
Nicholas C. H. Villiers	14/17	N/A	N/A	N/A	N/A	N/A
John B. Zaozirny	17/17	N/A	3/3	4/4	15/15	N/A

Notes:

(1)	Mr. Evans’ appointment to the Board is effective May 25, 2009.

(2)	Mr. Hedrick retired from the Board on December 31, 2008.

(3)	Mr. Kinnear is not a member of the Audit Committee, the Corporate Governance Committee or the Compensation Committee but has been requested, by the respective Chair of such committees, to attend the meetings of the Audit Committee, Corporate Governance Committee and Compensation Committee. At each meeting of the Audit Committee, Corporate Governance Committee or Compensation Committee, the members of such committees, all of whom are independent, meet without Mr. Kinnear.

(4)	A special committee of the Board comprised of all independent members of the Board was formed for the purpose of advising the Board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term of the Management Agreement. See “Management Agreement”.
2.	Mandate of the Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board is responsible for the stewardship and affairs of the Trust and the Corporation. The Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached hereto as Appendix 2. The Board annually reviews its mandate and considers changes as appropriate.

A1-3

3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board, the Vice Chairman and Lead Independent Director of the Board and the chair of each of the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves, Operations and Environmental, Health and Safety Committee. The primary role of the chair of each committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chair of the Audit Committee also maintains on-going communications with the Trust’s external auditors in order to lead the Audit Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit Committee, including the relevant education and experience of the Audit Committee members, see page 100 of the Pengrowth’s Annual Information Form for the financial year ended December 31, 2008.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of Pengrowth’s structure, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit Pengrowth’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Pengrowth undertakes ongoing education efforts that include meetings among management and the Board, and where appropriate outside experts, to discuss developments in the industry and market conditions. Pengrowth also facilitates the education of Directors through financing membership in the Institute of Corporate

A1-4

Directors. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of Pengrowth’s affairs remains current. To foster communication with the investment community and understanding of the issues impacting Pengrowth specifically and the industry generally, Pengrowth sponsors two investment conferences per year where Directors are invited to attend.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board first adopted a Code of Business Conduct (the “Code”) on November 3, 2005, which has since been amended from time to time. The Code applies to all Directors, officers and employees of Pengrowth. The Code was most recently amended on February 17, 2009, and filed on SEDAR on May 4, 2009. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 — 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com.

The Board expects Directors, officers and employees to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their employment or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer or employee must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2005.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board most recently amended the Code on February 17, 2009. The amended Code does not detract from any of the requirements of the prior codes and is more encompassing than the old codes. In addition, the Board requires that all Directors, officers and employees acknowledge the amended Code in writing upon its adoption by the Board, and that all new Directors, officers and employees acknowledge the amended Code in writing upon their engagement with Pengrowth.

A1-5

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for the nomination of Directors, other than the Directors appointed by the Manager pursuant to the Management Agreement. The Corporate Governance Committee considers the skills and qualifications of existing Directors and the long term needs of Pengrowth in respect of the Board and each of the committees of the Board. The Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee of the Board serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Board does not have a retirement policy.

For further information concerning the responsibilities, powers and operations of the Corporate Governance Committee, see the text of the Terms of Reference of the Corporate Governance Committee attached as Appendix 3 to this Circular.
7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to the officers and employees of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation to officers and employees include a consideration of all forms of compensation paid, both with regards to the expertise and

A1-6

experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see the text of the Terms of Reference of the Compensation Committee attached as Appendix 4 to this Circular.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee has retained Mercer to attend committee meetings and provide independent advice, compensation analysis and other information for compensation recommendations. The analysis and advice from Mercer includes, but is not limited to, executive compensation policy (such as the choice of comparator groups and compensation philosophy), design of incentive plans, position evaluation services and surveys of market data.
8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Corporate Governance Committee and the Compensation Committee, the Board has established the Reserves, Operations and Environmental, Health and Safety Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted,

A1-7

describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the chairman of the Board, each committee of the Board, each committee chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board.
The Corporate Governance Committee has developed an annual Board effectiveness survey, which includes an evaluation of Board responsibility, Board operations, Board effectiveness and individual Director performance:
•	the survey is completed by each Director and submitted anonymously;

•	results of the survey are collated, sent to each Board member, and are reviewed by the Chairman and Vice Chairman and Lead Independent Director;

•	the Vice Chairman and Lead Independent Director then meets with each Director on an individual basis to discuss the results and to seek further comments on individual Director performance;

•	survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman and Vice Chairman and Lead Independent Director are reviewed by the Corporate Governance Committee;

•	thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness; and

•	the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis.

A1-8

APPENDIX 2
MANDATE OF THE BOARD

A2-1

MANDATE OF THE BOARD OF DIRECTORS
CORPORATE GOVERNANCE POLICY
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
In accordance with the recommendation of the Corporate Governance Committee (the “Committee”) the Board of Directors (the “Board”) of Pengrowth Corporation (the “Corporation”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to the Corporation and ensures that the Corporation performs its duties as administrator of Pengrowth Energy Trust (the “Trust”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Unitholders and the application of laws and policies.
The Board will fulfill its duties in cooperation with Pengrowth Management Limited, which acts as “Manager” both to the Corporation and to the Trust. The Board also acknowledges the elements which distinguish Pengrowth from corporate structures and the shared responsibility and cooperation between the Corporation and the Manager in respect of the Trust. Although overall responsibilities are shared between the Corporation and the Manager, in practice, the Manager defers to the Board on all matters material to the Corporation and to the Trust. The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the Unitholders to oversee and direct the affairs of the Corporation.
Board Responsibilities
As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of the Corporation (in cooperation with the Manager), including responsibility for the following:
1.	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;
2.	in consultation with the Manager, adopting a strategic planning process for both the Corporation and the Trust and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of that business and monitoring performance against those plans; the Board will seek recommendations from the Manager and will direct the Manager with respect to the execution of strategic plans adopted by the Board;
3.	identifying the principal risks of the Corporation’s business and the Trust’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to the Corporation and the Trust and ensure that systems and actions are put in place to manage them;

A2-2

4.	succession planning, including making recommendations to the unitholders of the Trust on the appointment of the Manager and any amendments to the Amended and Restated Management Agreement between Pengrowth Corporation, Pengrowth Energy Trust, Pengrowth Management Limited and Computershare Trust Company of Canada, dated as of June 17, 2003 (the “Management Agreement”); monitor the Manager and, in conjunction with the Manager, senior management;

5.	approving the Corporation’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.	requiring the Manager to ensure the integrity of the internal control procedures and management information systems;

7.	approving annual capital and operating plans recommended by the Manager and monitoring performance against those plans (the Audit Committee will review and recommend these plans to the Board);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.	developing measures for receiving feedback from unitholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.	developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.	developing clear position descriptions for the Chair of the Board, the lead director of the Board (the “Lead Director”) and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO, which includes delineating management’s responsibilities;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.
Composition of the Board
1.	Criteria for the Board of Directors

The majority of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 — Audit Committees. The Manager is presently entitled to appoint two members to the Board and the unitholders of the Trust are entitled to appoint the remaining directors, who must be a majority of at least three additional directors. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

A2-3

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to the Corporation and to the unitholders of the Corporation and the Trust. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.
Board Committees
•	The Board shall, at this time, have the following standing committees:
1.	Audit Committee;

2.	Corporate Governance Committee;

3.	Compensation Committee; and

4.	Reserves, Operations and Environmental, Health and Safety Committee.
•	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•	The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•	Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board and the Manager. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chairman of each committee will be selected by the Board (in the case of the Audit Committee and the Reserves, Operations and Environmental, Health and Safety Committee) or by the committee’s members (in the case of the Corporate Governance Committee and the Compensation Committee). The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•	The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•	The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances and subject to the approval of the Committee.
Selection of new Directors & Chairman of the Board
•	The Board will ultimately be responsible for nominating and appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

A2-4

•	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

•	Invitations to join the Board should be extended by the Lead Director or by its Chairman as appropriate.

•	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.
Board Expectations of Senior Management and Access to Senior Management
•	The Manager, working together with senior management of the Corporation, is responsible for the day to day operation of the Corporation.

•	The Board shall determine the specific or general terms and levels of authority for the Manager subject to the terms of the Management Agreement and shall review and recommend to the unitholders any changes to the terms of the Management Agreement from time to time in the best interests of the Unitholders.

•	The Manager is encouraged, upon invitation of the Board only, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary and Assistant Corporate Secretary to ensure that the Board is acting independently of management. Outside Directors should also meet at every meeting, without representatives of the Manager and management present, under the chairmanship of the Lead Director to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Lead Director.
Meeting Procedures
•	The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary in his capacity as Corporate Secretary should report to the Chief Executive Officer and Chairman of the Board.

•	The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the Directors.
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on February 17, 2009.

A2-5

APPENDIX 3
TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE COMMITTEE

A3-1

TERMS OF REFERENCE CORPORATE GOVERNANCE COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Corporate Governance Committee (the “Committee”) is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the corporate governance and nomination issues facing the Corporation, in its capacity as the administrator of Pengrowth Energy Trust (the “Trust”). The Corporation is the administrator of the Trust, an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1998 and amended and restated June 18, 2008. The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.
The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to corporate governance matters. The objective of the Committee is to promote appropriate behaviour with respect to all aspects of Pengrowth’s business.
The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements. The Committee’s oversight role regarding compliance systems shall not include responsibility for the Corporation’s actual compliance with applicable laws and regulations.
The Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in NI 58-101 (as set out in Schedule “A” hereto) and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “B” hereto).
The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. The Board may fill any vacancy in the membership of the Committee at any time.
The members of the Committee shall appoint a chair from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.
Meetings and Minutes
The Committee shall meet as often as necessary to carry out its responsibilities.
A meeting may be called by any member of the Committee or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Committee shall be given in writing to

A3-2

each member of the Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.
The President and CEO of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the chair. Other management representatives may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Committee shall be determined by a majority of the votes cast.
The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.
Scope, Duties and Responsibilities
Mandatory Duties
Pursuant to NI 58-101 and NP 58-201, the Committee is required to:
1.	Bring to the attention of the Board such corporate governance issues as are necessary for the proper governance of Pengrowth and to develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation as set forth in the Corporation’s annual information circular, and to make recommendations to the Board with respect to all such matters.
2.	Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:
(a)	recommending to the Board criteria for the composition of the Board and the selection of directors;

(b)	assessing the competencies and skills each existing director should possess;

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making;

(d)	identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a director; and

A3-3

(e)	establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual directors, the Lead Director, the Chairman of the Board (“Chairman”) and committee chairs (other than this Committee’s chair) and review with the Board on an annual basis the results of the assessment.
3.	Review succession planning issues with respect to the members of the Board and, upon the retirement of the Chairman or the Lead Director, make a recommendation to the Board with respect to the appointment of a new Chairman or Lead Director.
4.	In consultation with the Pengrowth Management Limited (the “Manager”) and the CEO, developing a succession plan for senior management of the Corporation.

5.	Review and periodically reassess a position description for the Chairman and the Lead Director.

6.	Establish structures and procedures to permit the Board to function independently of management and the Manager, relying in part upon a Lead Director to be appointed by the Board.

7.	Recommend Board committees and their composition, including the independence of the members nominated thereto; review the need for, and the performance and suitability of, those committees; and make such adjustments as are deemed necessary from time to time, all in conjunction with the Chairman, the Lead Director and the relevant committees of the Board.

8.	Oversee the development, implementation and disclosure of the ongoing director education program including, as appropriate, education sessions on the Corporation’s business by way of presentations and operating site visits, individual or group education sessions from internal personnel or external consultants on topics of importance to directors and the Corporation, and recommended formal educational opportunities through appropriate organizations to be made available to individual directors and paid for by the Corporation.

9.	Assess and report to the Board with respect to the new directors orientation program of the Corporation.

10.	Monitor compliance with, and review and approve, if considered appropriate, all proposed waivers to, Pengrowth’s Code of Business Conduct and Ethics.

11.	Conduct an annual performance evaluation of the Committee and each of its members.
Discretionary Duties
The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions might be assumed from time to time by other committees of the Board as Board priorities and resources permit):
1.	Monitor and assess the effectiveness of the corporate governance policies and procedures of Pengrowth.

2.	Monitor the appropriate sharing of duties and responsibilities between the Manager and the Corporation.

3.	In conjunction with the Compensation Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation.

A3-4

4.	In conjunction with the Compensation Committee, monitor, evaluate and report to the Board with respect to the performance and accountability of the CEO, including the setting of short-term and long-term corporate objectives and performance management indicators.

5.	In conjunction with the Manager and within the context of an overall corporate budget approved by the Board, recommend to the Board the appointment of senior officers on behalf of the Corporation and other key employees.

6.	Consider the adequacy and the nature of the compensation to be paid to the members of the Board and make recommendations to the Board in connection with the same.

7.	Ensure that the Corporation’s governance practices are fully disclosed in the Trust’s annual information circular or annual information form, as appropriate.

8.	Review the policies, programs and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:
(a)	corporate and securities law (including insider trading and self dealing);

(b)	stock exchange listing standards;

(c)	anti-trust and competition law;

(d)	regulation of employment practices;

(e)	code of business conduct and ethics;

(f)	corporate policy on conflicts of interest;

(g)	corporate policy with respect to communications and disclosure; and

(h)	such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.
9.	To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.
Communication, Authority to Engage Advisors and Expenses
The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.
The Committee has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on February 17, 2009.

A3-5

Schedule “A”
National Instrument 58-101
Standard of “Independence”
1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.
2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.
4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

A3-6

5.	For the purposes of paragraph 3(f), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

A3-7

Schedule “B”

Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the corporate governance committee:
a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

b)	In addition, a director is not independent if:
i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

A3-8

For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

A3-9

APPENDIX 4
TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE

A4-1

TERMS OF REFERENCE COMPENSATION COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Compensation Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the executive compensation and human resources policies of the Corporation and the compensation of Pengrowth Management Limited (the “Manager”). The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 18, 2008 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.
The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to compensation matters. The objective of the Committee is to monitor the activities of the Manager and the Corporation with respect to recruiting, retaining and motivating employees and ensuring conformity between compensation and other corporate objectives.
The Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards, matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices (as set out in Schedule “A” hereto) and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “B” hereto).
The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. At any time, the Board may fill any vacancy in the membership of the Committee.
The members of the Committee shall appoint a chair from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.
Meetings and Minutes
The Committee shall meet as often as necessary. Matters to be considered at the meetings may include:
•	matters related to compensation in the annual budget, excluding the compensation of directors, which is addressed by the Corporate Governance Committee;

•	matters related to annual bonus and advance bonus payments;

•	matters relating to incentive payments and programs, including security-based compensation plans;

A4-2

•	compensation disclosure in the Trust’s management information circular and proxy statement;

•	matters pertaining to the Manager including:
•	review of external auditor’s reports on Manager’s compensation;

•	consideration of “Assumed Expenses”, as that term is defined in the amended and restated management agreement among the Manager, the Corporation, the Trust and Computershare Trust Company of Canada, dated May 12, 2003 (the “Management Agreement”); and
•	other matters as appropriate.
A meeting may be called by any member of the Committee or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.
The President and CEO of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the chair. Other management representatives shall be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Committee shall be determined by a majority of the votes cast.
The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.
Scope, Duties and Responsibilities
Mandatory Duties
Pursuant to NP 58-201, the Committee is required to:
•	act in an advisory capacity to the Board;

•	in consultation with the Manager, review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and

A4-3

objectives and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation;
•	in consultation with the Manager, make recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans;

•	with regard to the Manager:
•	monitor and review the compensation of the Manager, including receiving reports from the auditors with respect to management compensation;

•	monitor and review the performance of the Manager in accordance with the Amended and Restated Management Agreement between Pengrowth Corporation, Pengrowth Energy Trust, Pengrowth Management Limited and Computershare Trust Company of Canada, dated as of June 17, 2003 (the “Management Agreement”) and matters in relation to the extension or termination of the Management Agreement; and

•	monitor, review and recommend to the Board for approval the “Assumed Expenses” under the Management Agreement;
•	review and approve, prior to public disclosure, all public disclosure on executive compensation and produce a report on executive officer compensation for inclusion in the Corporation’s annual information circular and proxy statement;

•	in conjunction with the Corporate Governance Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation; and

•	conduct an annual performance evaluation of the Committee.
Discretionary Duties
The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions, such as the function of determining compensation, might be assumed from time to time by other committees of the Board as Board priorities and resources permit):
•	review and approve the Corporation’s corporate scorecard;

•	review the Corporation’s key human resources policies;

•	review and recommend to the Board any significant changes to the overall compensation program and the Corporation’s objectives related to executive compensation; or

•	perform any other activities consistent with these Terms of Reference, the Corporation’s By- Laws, the Trust Indenture and applicable law as the Committee or the Board deems necessary or appropriate.
Communication, Authority to Engage Advisors and Expenses
The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.

A4-4

The Committee has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on February 17, 2009.

A4-5

Schedule “A”
National Instrument 58-101
Standard of “Independence”
1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.
4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.
5.	For the purposes of paragraph 3(f), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

A4-6

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

A4-7

Schedule “B”
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the compensation committee:
a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

b)	In addition, a director is not independent if:
i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.
For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:

A4-8

The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

A4-9

APPENDIX 5
TERMS OF REFERENCE OF THE AUDIT COMMITTEE

A5-1

TERMS OF REFERENCE AUDIT COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
Objectives
The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated June 18, 2008 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.
The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

•	assist Board oversight of: (i) the integrity of Pengrowth’s financial statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence, qualification and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
The Audit Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Audit Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Composition
Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
Audit Committee members shall be appointed annually by the Board. The chair of the Audit Committee shall be appointed by the Board. If an Audit Committee chair is not designated or present, the members of the Audit Committee may designate a chair by majority vote of the Audit Committee membership.

A5-2

Meetings and Minutes
The Audit Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.
A meeting may be called by any member of the Audit Committee or the Chairman and Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.
The Chairman and CEO and the President and COO of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.
Decisions of the Audit Committee shall be determined by a majority of the votes cast.
The Audit Committee shall appoint a member of the Audit Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.
The Audit Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Audit Committee. All information reviewed and discussed by the Audit Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.
Scope, Duties and Responsibilities
Mandatory Duties
Review Procedures
Pursuant to the requirements of Nl 52-110 and other applicable laws, the Audit Committee will:
1.	Review and reassess the adequacy of the Audit Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published annually in the Trust’s annual information circular and at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.

2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual information circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings

A5-3

press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11).
3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to Nl 52-110. If proxies are solicited for the election of directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form
52-110F1.
External Auditors
1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth’s external auditors and all related terms of engagement.
Other Audit Committee Responsibilities
1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.
Discretionary Duties
The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:

A5-4

Review Procedures
1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management’s responses.

2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Audit Committee.
Internal Auditors
1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Vice Chairman and Lead Independent Director, the Chairman and CEO and the President and COO.
External Auditors
1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

2.	The Audit Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

A5-5

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth’s annual audited financial statements.

7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
Other Audit Committee Responsibilities
1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.

3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.

4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.

5.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation’s by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.

6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.
Communication, Authority to Engage Advisors and Expenses
The Audit Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.
Any employee may bring before the Audit Committee, on a confidential basis, any concerns relating to matters over which the Audit Committee has oversight responsibilities.
The Audit Committee has the authority to engage the external auditors, independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit Committee that are deemed necessary or appropriate by the Audit Committee in order to carry out its duties.
Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on March 2, 2009.

A5-6

Schedule “A”
Excerpt from Multilateral Instrument 52-110
Standard of “Independence”
1.	An audit committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
4.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

A5-7

5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include
(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any Board committee of Pengrowth on a part-time basis.
8.	Despite any determination made under paragraphs 1 through 7, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from Pengrowth, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(b)	is an affiliated entity of Pengrowth or any of its subsidiary entities, is considered to have a material relationship with Pengrowth.
9.	For the purposes of paragraph 8, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Pengrowth.
10.	For the purposes of paragraph 8, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.
Standard of “Financial Literacy”
An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally

A5-8

comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Pengrowth’s financial statements.

A5-9

Schedule “B”
Excerpts from Rule 10A-3 of the Securities and Exchange Act of 1934
Standard of “Independence”
b.	Required standards.

1.	Independence.
i.	Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent; provided that, where a listed issuer is one of two dual holding companies, those companies may designate one audit committee for both companies so long as each member of the audit committee is a member of the board of directors of at least one of such dual holding companies.

ii.	Independence requirements for non-investment company issuers. In order to be considered to be independent for purposes of this paragraph (b)(1), a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:
A.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

B.	Be an affiliated person of the issuer or any subsidiary thereof.
e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:

1.
i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ii.
A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:
1.	Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

2.	Is not an executive officer of the specified person.
B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership

A5-10

requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.
iii.	The following will be deemed to be affiliates:
A.	An executive officer of an affiliate;

B.	A director who also is an employee of an affiliate;

C.	A general partner of an affiliate; and

D.	A managing member of an affiliate.
iv.	For purposes of paragraph (e)(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).
4.	The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.	The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

A5-11

Schedule “C”
Excerpts from Rule 303A.00 of the New York Stock Exchange
303A.02 “Independence” Tests
The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
General Commentary to Section 303A.02(b):
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

A5-12

For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:
The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

A5-13

SCHEDULE A
EXTRAORDINARY RESOLUTION TO APPROVE THE AMALGAMATION OF
THE CORPORATION AND ESPRIT
IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
Continuance of Esprit
1.	The Articles of Continuance of Esprit attached as Exhibit “A-1” are hereby approved and adopted as the Articles of Continuance; and

2.	The directors of Esprit are hereby authorized to provide for the execution of the said Articles of Continuance and the making of an application pursuant to Section 188 of the Act to the Registrar of Corporations for a Certificate of Continuance continuing the Corporation as a corporation under the Act as if it had been incorporated thereunder.
Amalgamation
3.	The amalgamation of Pengrowth Corporation and Esprit Exploration Ltd. pursuant to Section 181 of the Act upon the terms and conditions set forth in the form of Amalgamation Agreement between Pengrowth Corporation and Esprit Exploration Ltd. substantially in the form of the agreement attached as Exhibit “A-2”, be and is hereby approved;

4.	The Amalgamation Agreement substantially in the form attached as Exhibit “A-2” providing for the amalgamation of the Corporation and Esprit be and is hereby approved;

5.	Any director or officer of the Corporation be and is hereby authorized and instructed for and on behalf of the Corporation to sign and deliver all documents and perform all other acts that such director or officer may deem necessary or desirable to give effect to this extraordinary resolution (including, without limitation, the delivery of Articles of Amalgamation in the prescribed form to the Director appointed under the Business Corporations Act (Alberta));

6.	Any director or officer of Esprit be and is hereby authorized and instructed for and on behalf of Esprit to sign and deliver all documents and perform other acts that such director or officer may deem necessary or desirable to give effect to this extraordinary resolution (including, without limitation, the delivery of Articles of Amalgamation in the prescribed form to the Director appointed under the Business Corporations Act (Alberta)).
By-Laws
7.	By-Law No. 1 of Amalco, being a by-law relating generally to the conduct of the business and affairs of Amalco in the form attached as Exhibit “A-3” hereto, is hereby approved and enacted;

8.	By-Law No. 2 of Amalco, being a by-law respecting the borrowing of money, the giving of guarantees and the giving of security by Amalco in the form attached as Exhibit “A-3” hereto, is hereby approved and enacted; and

9.	The Chairman and the Secretary of Amalco, when appointed, are hereby authorized and directed to sign By-laws Nos. 1 and 2 and to affix thereto the corporate seal of Amalco and to insert the executed copies thereof in the minute book of Amalco.

Amendments to the Royalty Indenture
10.	The amendment of the Royalty Indenture in accordance with the attached Exhibit “A-3” be and is hereby approved and the Corporation and the Trustee, for and on behalf of the Trust, are hereby authorized to execute and deliver an amending agreement to the Royalty Indenture, or an amended and restated Royalty Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Royalty Indenture pursuant to this extraordinary resolution.
Amendments to NPI Agreement
11.	The amendment of the NPI Agreement as set forth in the attached Exhibit “A-4” be and is hereby approved and the Corporation and the Trustee, for and behalf of the Trust, are hereby authorized to execute and deliver an amending agreement to the NPI Agreement or an amended and restated NPI Agreement, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated NPI Agreement pursuant to this extraordinary resolution.
General
12.	The Board, on behalf of the Corporation and Esprit, is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular to the Royalty Indenture and the NPI Agreement.

13.	The Trustee is hereby authorized to make such further amendments or revisions as the Trustee may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Trustee may deem necessary or advisable, to give effect to the amendments described above and in the Circular to the Royalty Indenture and the NPI Agreement.

14.	The Trustee is hereby authorized and directed for and behalf of the Unitholders, any officer or director of the Corporation is hereby authorized and directed, for and in the name of the Corporation, and any officer or director of Esprit is authorized and directed, for and in the name of Esprit, to execute all documents and do all things as deemed necessary or desirable to implement this extraordinary resolution.
All terms defined in the Management Information Circular of the Trust dated May 5, 2009, have the same respective meanings in this resolution when used herein.

EXHIBIT “A-1”
ARTICLES OF CONTINUANCE OF ESPRIT

BUSINESS CORPORATIONS ACT
FORM 11

Alberta			ARTICLES OF CONTINUANCE

1.	NAME OF THE CORPORATION:	2.	CORPORATE ACCESS NO.

ESPRIT EXPLORATION LTD.

3.	THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE

The attached Schedule of Share Capital is incorporated into and forms part of this form.

4.	RESTRICTIONS IF ANY ON SHARE TRANSFERS:

None.

5.	NUMBER OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Not less than 1 director and not more than 11 directors.

6.	RESTRICTION IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON.

None.

7.	IF CHANGE OF NAME EFFECTED, PREVIOUS NAME.

N/A

8.	DETAILS OF INCORPORATION.

Formed via amalgamation on January 1, 2009 under the Canada Business Corporations Act.
Extra-Provincially registered in Alberta under Corporate Access No. 2114510577.

9.	OTHER PROVISIONS IF ANY.

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

DATE	SIGNATURE	TITLE

, 2009

ESPRIT EXPLORATION LTD.
SCHEDULE OF SHARE CAPITAL
The Corporation is authorized to issue:
(a)	an unlimited number of Common Shares without nominal or par value.
The right, privileges, restrictions and conditions attached to each class of shares are set forth below.
PROVISIONS RELATING TO THE COMMON SHARES
The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
1.	the holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

2.	the holders of Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

3.	the holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of the shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

ESPRIT EXPLORATION LTD.
SCHEDULE OF OTHER PROVISIONS
The directors, may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last meeting of shareholders of the Corporation.

EXHIBIT “A-2”
AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT
     THIS AGREEMENT effective as of the       day of April, 2009,
BETWEEN:
PENGROWTH CORPORATION, a corporation formed under the laws of Alberta (hereinafter called “PC”)
OF THE FIRST PART,
- and-
ESPRIT EXPLORATION LTD., a corporation formed under the laws of Canada and continued under the laws of Alberta (hereinafter called “EEL”)
OF THE SECOND PART.
     WHEREAS PC was formed by amalgamation under the laws of Alberta by Certificate of Amalgamation dated January 1, 2009;
     AND WHEREAS EEL was formed by amalgamation under the laws of Canada by Certificate of Amalgamation dated January 1, 2009, and continued under the laws of Alberta by Certificate of Continuance dated [•];
     AND WHEREAS the authorized capital of PC consists of an unlimited number of Common Shares, of which 1,100 Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, and an unlimited number of Exchangeable Shares, of which none have been issued;
     AND WHEREAS the authorized capital of EEL consists of an unlimited number of Common Shares, of which 200 Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;
     AND WHEREAS PC and EEL have agreed to amalgamate pursuant to the provisions of the Alberta Business Corporations Act upon the terms and conditions hereinafter described;
     NOW THEREFORE the parties hereto covenant and agree as follows:
ARTICLE I
DEFINITIONS
1.1 The terms defined in this section 1.1 shall have the meanings herein specified, unless the context expressly or by necessary implication otherwise requires:
(a)	“Act” means the Alberta Business Corporations Act;

(b)	“Amalgamation Agreement”, “the Agreement”, “this Agreement”, “herein”, “hereof” mean, respectively, this Agreement;

(c)	“Amalgamated Corporation” means the corporation resulting from the amalgamation of the Amalgamating Corporations;

(d)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated by this Agreement;

(e)	“Amalgamating Corporation” or “Amalgamating Corporations” means PC and EEL either individually or collectively, as the context requires;

(f)	“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Register pursuant to subsection 185(4) of the Act in respect of this Amalgamation; and

(g)	“Effective Date” means the date shown in the Certificate of Amalgamation.
ARTICLE II
AMALGAMATION
2.1 Pursuant to section 181 of the Act, the Amalgamating Corporations and each of them do hereby agree to amalgamate under and pursuant to the provisions of the Act and the terms and conditions herein set out.
2.2	On the Effective Date of the Amalgamation:

(a)	the Amalgamation of the Amalgamating Corporations and their continuance as one corporation shall become effective;

(b)	the property, assets, rights and privileges (except amounts receivable from any Amalgamating Corporation or shares of the capital stock of any Amalgamating Corporation) of each Amalgamating Corporation immediately before the Amalgamation shall become the property, assets, rights and privileges of the Amalgamated Corporation;

(c)	the contracts, liabilities, debts and obligations (except amounts payable to any Amalgamating Corporation) of each Amalgamating Corporation immediately before the Amalgamation shall become the contracts, liabilities, debts and obligations of the Amalgamated Corporation;

(d)	an existing cause of action, claim or liability to prosecution against an Amalgamating Corporation shall remain unaffected and may be continued against the Amalgamated Corporation;

(e)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against the Amalgamated Corporation but, for all purposes of such action or proceeding, the name of the Amalgamated Corporation shall be substituted in such action or proceeding in place of the Amalgamating Corporation;

(f)	a conviction against, or ruling, order or judgement in favour of or against, an Amalgamating Corporation may be enforced by or against the Amalgamated Corporation; and

(g)	the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation.

ARTICLE III
THE AMALGAMATED CORPORATION
3.1	Name

The name of the Amalgamated Corporation shall be: “Pengrowth Corporation”

3.2	Registered Office

The registered office of the Amalgamated Corporation shall be:

2100, 222 — 3rd Avenue S.W. Calgary, AB T2P 0B4

3.3	Authorized Capital

The Amalgamated Corporation shall be authorized to issue the following classes of shares:

(a)	One class of shares, to be designated as “Common Shares”, in an unlimited number;

(b)	One class of shares, to be designated as “Exchangeable Shares”, in an unlimited number and issuable in series; and
such shares having attached thereto rights, privileges, restrictions and conditions as set out in the Articles of Amalgamation attached hereto as Schedule A.
3.4	Restrictions The right to transfer shares of the Amalgamated Corporation is not restricted.
3.5	Number of Directors There shall be not less than three (3) and not more than twelve (12) directors of the Amalgamated Corporation.
3.6	Restrictions on Business There shall be no restrictions on the business which the Amalgamated Corporation may carry on.
3.7	Other Provisions in the Articles of Amalgamation
        The Articles of Amalgamation shall contain those provisions set out in Article 7 of the Articles of Amalgamation attached hereto as Schedule A.
3.8	Directors’ Names and Addresses
        The following persons shall be the first directors of the Amalgamated Corporation and shall hold office until the first annual meeting of the Amalgamated Corporation or until their successor is duly elected or appointed:

James S. Kinnear	John B. Zaozirny
2100, 222 — 3rd Avenue SW	Suite 2200, 450 — 1st Street SW
Calgary, AB T2P 0B4	Calgary, AB T2P 5P8

Michael S. Parrett	Thomas A. Cumming
160 Timpson Drive	2906 — 10th Street SW
Aurora, ON L4G 5N2	Calgary, AB T2T 3H2

D. Michael G. Stewart	A. Terrence Poole
Suite 730, 407 — 2nd Street SW	1130 Premier Way SW
Calgary, AB T2P 2Y3	Calgary, AB T2T 1L6

Nicholas C.H. Villiers	Wayne K. Foo
43 Wilton Crescent	Suite 1000, 311 — 6th Avenue SW
London SW1X 8RX	Calgary, AB T2P 3H2

Derek W. Evans
720 Rideau Road SW
Calgary, Alberta
T2S 0R6
3.9	Management
     The management and supervision of the business and affairs of the Amalgamated Corporation shall be under the control of the directors of the Amalgamated Corporation subject to the provisions of the Act.
ARTICLE IV
SHARE CONVERSION
4.1	Conversion of Shares of Amalgamating Corporations

(a)	The 100 issued and outstanding Common Shares in the capital of PC, all of which are registered in the name of Pengrowth Management Limited, shall be converted into 100 Common Shares in the capital of the Amalgamated Corporation;

(b)	The 1,000 issued and outstanding Common Shares in the capital of PC, all of which are registered in the name of Computershare Trust Company of Canada, in trust for Pengrowth Energy Trust, shall be converted into 1,000 Common Shares in the capital of the Amalgamated Corporation; and

(c)	The 200 issued and outstanding Common Shares in the capital of EEL all of which are registered in the name of Computershare Trust Company of Canada, in trust for Pengrowth Energy Trust, shall be converted into 200 Common Shares in the capital of the Amalgamated Corporation.

4.2	Surrender of Shares
     Upon the issuance of the Certificate of Amalgamation, the shareholders of each of the Amalgamating Corporations shall, at the request of the Amalgamated Corporation, surrender the certificates representing the shares held by them in the Amalgamating Corporations, respectively, and in return shall thereupon be entitled to receive certificates representing the shares of the Amalgamated Corporation in accordance with the provisions of Article 4.1 hereof.

ARTICLE V
BY-LAWS
5.1	By-laws of the Amalgamated Corporation
     The by-laws chosen by the directors and ratified by the shareholders of the Corporation shall be the by-laws of the Amalgamated Corporation, until such by-laws are repealed, amended, altered or added to by the directors of the Amalgamated Corporation and such repeal, amendment, alteration or addition is confirmed by the shareholders of the Amalgamated Corporation in accordance with the Act.
ARTICLE VI
OTHER PROVISIONS
6.1	Articles of Amalgamation
     Upon the shareholders of each of the Amalgamating Corporations approving this Agreement in accordance with the provisions of the Act, any director of the Amalgamating Corporations shall complete Articles of Amalgamation in the form of the Articles of Amalgamation attached hereto as Schedule A and send such Articles of Amalgamation in the prescribed form, together with the prescribed fee and a copy of this Agreement, to the Registrar.
6.2	Termination
     This Agreement may be terminated without cause or reason by the directors of any one of the Amalgamating Corporations notwithstanding the approval of this Agreement by the respective shareholders of the Amalgamation Corporations at any time prior to the issue of a Certificate of Amalgamation by the Registrar under the Act.

PENGROWTH CORPORATION	ESPRIT EXPLORATION LTD.

Per:	Per:

EXHIBIT “A-3”
BY-LAWS

PENGROWTH CORPORATION
BY-LAW NO. 1

- ii -

Page
Shares Registered in More than one Name	20
Persons Becoming Entitled by Operation of Law	20
Deceased Shareholder	20
Signatures upon Notices	20
Computation of Time	20
Proof of Service	20

CUSTODY OF SECURITIES	20

EXECUTION OF CONTRACTS, ETC	21

FISCAL PERIOD	21

- iii -

PENGROWTH CORPORATION
BY-LAW NO. 1
          A by-law relating generally to the conduct of the business and affairs of PENGROWTH CORPORATION (hereinafter called the “Corporation”).
          IT IS HEREBY ENACTED as a by-law of the Corporation as follows:
DEFINITIONS
1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:
(a)	“Act” means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means the by-laws of the Corporation from time to time in force and effect;

(d)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.
REGISTERED OFFICE
2. The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:
(a)	change the address of the registered office within Alberta;

(b)	designate, or revoke or change a designation of, a records office within Alberta; or

(c)	designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL
3. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.
DIRECTORS
4. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. At least 25% of the directors shall be resident Canadians.
5. Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.
          A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.
6. Powers. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.
7. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:
(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
8. Qualification. The following persons are disqualified from being a director of the Corporation:
(a)	anyone who is less than 18 years of age;

(b)	anyone who

2

(i)	is a dependent adult as defined in the Dependent Adults Act or is the subject of a certificate of incapacity under that Act,

(ii)	is a formal patient as defined in the Mental Health Act,

(iii)	is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

(iv)	has been found to be a person of unsound mind by a court elsewhere than in Alberta;
(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.
          Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.
9. Term of Office. A director’s term of office (subject to the provisions, if any, of the Corporation’s articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.
10. Election. Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.
          If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.
11. Consent to Election. A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.
12. Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

3

13. Vacation of Office. A director of the Corporation ceases to hold office when:
(a)	he dies or resigns;

(b)	he is removed from office; or

(c)	he becomes disqualified.
          A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.
14. Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.
MEETINGS OF DIRECTORS
15. Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.
16. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than twenty-four (24) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.
          For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.
17. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4

18. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.
19. Electronic Participation. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.
20. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
21. Quorum and Voting. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least 25% of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.
22. Resolution in Lieu of Meeting. Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.
COMMITTEES OF DIRECTORS
23. General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least 25% of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

5

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f)	pay a commission referred to in section 42 of the Act;

(g)	approve a management proxy circular;

(h)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i)	adopt, amend or repeal by-laws of the Corporation.
          Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:
(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.
24. Audit Committee. Subject to and in accordance with section 171 of the Act, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.
          Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.
          The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

6

          The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.
          The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES
25. Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.
          The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.
SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL
26. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.
CONFLICT OF INTEREST
27. A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the

7

Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This paragraph is subject to any unanimous shareholder agreement.
FOR THE PROTECTION OF DIRECTORS AND OFFICERS
28. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
INDEMNITIES TO DIRECTORS AND OTHERS
29. (1) Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation

8

shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:
(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
          (2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.
          (3) Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:
(a)	was substantially successful on the merits of his defence of the action or proceeding; and

(b)	fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.
OFFICERS AND OTHER POSITIONS IN THE CORPORATION
30. Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required shall appoint from among themselves a Chairman of the Board and shall appoint a Chief Executive Officer, a President and a Secretary and if deemed advisable shall appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from

9

time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.
31. Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.
          An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.
32. Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.
33. Chairman of the Board. The Chairman of the board (if any) shall, if present, preside as chairman at all meetings of the shareholders and shall, if requested by the Vice-Chairman, preside as chairman at any meeting of the board. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.
34. Chief Executive Officer. The Chief Executive Officer shall provide overall leadership and vision in developing the organization’s strategic direction and the tactics and business plans necessary to realize organizational objectives (in concert with the President and the board) and shall ensure strategic and business plans are effectively implemented, financial and operational objectives are attained and that the results are monitored and reported to the board. In the absence of the Chairman of the board (if any), the Chief Executive Officer shall, when present, preside as chairman at all meetings of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office as described above.
35. President. The President shall report to, and take direction from, the Chief Executive Officer, or, should the board so request, the board, and shall (i) be responsible for day-to-day management and oversight of the Corporation’s oil & gas operating business, and shall be responsible for optimizing and growing the asset base of the Corporation through the planning, directing, coordinating and evaluating of operational and business development activities; and (ii) under the leadership of the Chief Executive Officer, develop and recommend strategic plans to the board that ensure the organization’s profitable growth and overall success. In the absence of the Chairman of the board (if any) and the Chief Executive Officer (if any), the President shall, when present, preside as chairman at all meetings of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other

10

powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office as described above.
36. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.
37. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.
38. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.
39. Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.
40. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

11

41. Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors. The appointment of a person as Managing Director shall not make that person an officer of the Corporation, provided that a person who holds an office of the Corporation and is also a Director may be appointed as Managing Director.
42. Vice-Chairman. The Directors may from time to time appoint from their number a Vice-Chairman who must be a resident Canadian and must be an “independent” director within the meaning of applicable securities laws. If appointed, the Vice-Chairman shall preside as chairman at all meetings of the board. The Vice-Chairman shall sign such other contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time-to-time be assigned to him by resolution of the directors.
SHAREHOLDERS’ MEETINGS
43. Annual Meeting. Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.
44. Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.
45. Meeting on Requisition of Shareholders. The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.
46. Notice. A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of

12

the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.
          A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.
          The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.
47. Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
48. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.
49. Record Dates. The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.
          The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.
          If no record date is fixed,
(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be
(i)	at the close of business on the last business day preceding the day on which the notice is sent; or

13

(ii)	if no notice is sent, the day on which the meeting is held; and
(b)	the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.
50. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present and entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.
51. Votes. Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.
          At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.
          If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.
52. Right to Vote. Subject to section 139 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.
          Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

14

          Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.
          Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.
          Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.
53. Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.
          An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.
          An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:
The undersigned shareholder of                      hereby appoints                      of                     , whom failing,                      of                      as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the               day of              , 20              and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.
Dated the day       of                     , 20     .

Signature of Shareholder
          The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the

15

meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.
          The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.
54. Electronic Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.
55. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.
          Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
56. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.
          Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.
57. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of

16

the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.
SHARES AND TRANSFERS
58. Issuance. Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.
59. Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.
60. Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.
61. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.
62. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.
63. Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the

17

Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation’s agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation’s agent does not have notice that the security has been acquired by a bona fide purchaser and before such purchaser has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.
64. Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.
DIVIDENDS
65. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.
          The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:
(a)	the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

18

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.
          The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.
66. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.
VOTING SECURITIES IN OTHER BODIES CORPORATE
67. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.
NOTICES, ETC.
68. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:
(a)	the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.
Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.
69. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

19

70. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.
71. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.
72. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.
73. Signatures upon Notices. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.
74. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.
75. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.
CUSTODY OF SECURITIES
76. All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.
          All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly

20

with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.
EXECUTION OF CONTRACTS, ETC.
77. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.
          The corporate seal of the Corporation may, when required, be affixed by any director or officer to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.
          The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.
          The signature or signatures of any director, officer or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.
FISCAL PERIOD
78. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.
          ENACTED the [EFFECTIVE DATE OF THE AMALGAMATION OF PENGROWTH CORPORATION AND ESPRIT EXPLORATION LTD.]

Chairman	Secretary

21

PENGROWTH CORPORATION

BY-LAW NO. 2
     A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by PENGROWTH CORPORATION (hereinafter called the “Corporation”).
     IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

     The directors of the Corporation may from time to time:
(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)	mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e)	delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.
     In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.
     This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.
     ENACTED [EFFECTIVE DATE OF THE AMALGAMATION OF PENGROWTH CORPORATION, AND ESPRIT EXPLORATION LTD.]

Chairman	Secretary

EXHIBIT “A-4”
ROYALTY INDENTURE AMENDMENTS
The Royalty Indenture is amended as follows:
          Section 1.01 ee) of the Royalty Indenture is amended to read as follows:
ee)	“Property” or “Properties”, as the case may be, means Grantor’s interests in:

i)	rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases; and

ii)	royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds, (whether gross or net) received from the sale of such production;
         that are:
iii)	Canadian Resource Properties; and

iv)	that (A) were beneficially owned by the Grantor immediately before its amalgamation (the “Amalgamation”) on [Date of Amalgamation] with Esprit Exploration Ltd. (“Esprit”), (B) are thereafter owned from time to time by the Grantor’s successor resulting from the Amalgamation, and (C) are not “Properties” as that term is defined in the Net Profits Agreement made the 1st day of October, 2004 between Esprit and Esprit Energy Trust;

EXHIBIT “A-5”
NPI AGREEMENT AMENDMENTS
The NPI Agreement is amended as follows:
The definition of “Properties” in Section 1.01 of the NPI Agreement is amended to read as follows:
“Properties” means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Assets that:
(a)	were beneficially owned by the Grantor immediately before its amalgamation (the “Amalgamation”) on [Date of Amalgamation] with Pengrowth Corporation; and

(b)	have not since the time of the Amalgamation been sold by the Grantor’s successor resulting from the Amalgamation;

SCHEDULE B
EXTRAORDINARY RESOLUTION TO APPROVE
AMENDMENTS TO THE TRUST INDENTURE AND USA
IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
Amendments to the Trust Indenture
1.	The amendment of the Trust Indenture in accordance with the attached Exhibit “B-1” is hereby approved and the Corporation and the Trustee, for and behalf of the Trust, are hereby authorized to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the Amending Agreement or the Amended and Restated Trust Indenture pursuant to this extraordinary resolution.
Amendments to the USA
2.	The amendment of the USA as set forth in the attached Exhibit “B-2” is hereby approved and the Corporation and the Trustee, for and on behalf of the Trust, are hereby authorized to execute and deliver an Amending Agreement to the USA or an Amended and Restated USA, and the execution thereof shall evidence approval of the said amendments and of the Amending Agreement or the Amended and Restated USA pursuant to this extraordinary resolution.
General
3.	The Board, on behalf of the Corporation, is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular to the Trust Indenture and the USA.

4.	The Trustee is hereby authorized to make such further amendments or revisions as the Trustee may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Trustee may deem necessary or advisable, to give effect to the amendments described above and in the Circular to the Trust Indenture and the USA.

5.	The Trustee is hereby authorized and directed for and behalf of the Unitholders and any officer or director of the Corporation is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and do all things as deemed necessary or desirable to implement this extraordinary resolution.
All terms defined in the Management Information Circular of the Trust dated May 5, 2009, have the same respective meanings in this resolution when used herein.

EXHIBIT “B-1”
TRUST INDENTURE AMENDMENTS
The Trust Indenture is amended as follows:
•	The definitions of “Management Agreement” and “Manager” are deleted.

•	The references to “the Manager” in Section 2.08 are deleted.

•	The reference to the “Manager” in Section 4.02 is replaced with reference to the “Corporation”.

•	The first line of Section 9.01 is amended by the addition of the phrase “(including Article X)” after the word Indenture.

•	The first line of Section 9.02 is amended by the addition of the phrase “(including Article X)” after the word indenture.

•	Paragraph 9.02(x) is deleted in its entirety and replaced with the following:
(x)	except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation (either directly or as Administrator) or any one or more agents, representatives, officers, employees, independent contractors or other Persons, even if the power or duty is not one normally delegated by Trustees and expressly including the ability to delegate any of the powers and duties as provided in this Section 9.02 without liability to the Trustee except as provided in this Trust Indenture;
•	Existing paragraphs (y), (z) and (aa) are re-lettered as (z), (aa) and (bb) and the following is inserted as a new paragraph (y):
(y)	to enter into a contract or agreement with any person to whom powers or duties have been delegated pursuant to subsection (x) above to establish the parameters of the authority, term of appointment, compensation or other matters deemed by the Trustee to be relevant to such delegation;
•	Paragraph 9.02(aa) (formerly paragraph(z)) is deleted in its entirety and replaced with the following:
(aa)	to accept subscriptions for Units received by the Fund and to issue additional Units and the Special Voting Unit from time to time in accordance with offering documents and/or as provided in this Trust Indenture, as directed by the Directors of the Corporation; and
•	The references to “Trustee” in the third and fifth lines of Section 9.05 are replaced with references to the “Corporation”.

•	Section 9.07 is deleted in its entirety and replaced with the following:

9.07	Fees and Expenses

The Trustee shall be entitled to receive from the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee. As part of general and administrative costs, the Corporation on behalf of the Trustee may pay or cause to be paid reasonable expenses incurred in connection with the administration and management of the Fund, including without limitation fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. The Corporation on behalf of the Trustee may pay or cause to be paid brokerage commissions at prevailing rates in receipt of the acquisition and disposition of any securities acquired or disposed of by the Fund to brokers.

•	Section 9.08 is amended by deleted phrase “the Management Agreement”.

•	Sections 9.10(c) and (e) are amended by deleting the reference to the “Manager” and substituting the “Corporation”.

•	Section 9.10(f) is amended by deleting the reference to “the Manager”.

•	Article 10 of the Trust Indenture is deleted in its entirety and replaced with the following:
ARTICLE X
DELEGATION OF POWERS
10.01	Responsibilities of the Corporation
Notwithstanding the powers and responsibilities conferred upon the Trustee in this Indenture, the following responsibilities, duties and obligations in respect of the general administration and management of the day-to-day affairs and operations of the Fund shall not be the obligation of the Trustee but shall be the responsibility of the Corporation as Administrator. Subject to and in accordance with the terms, conditions and limitations herein contained, and in addition to those other responsibilities, duties and obligations that are granted, allocated or delegated to the Corporation by the Trustee in accordance with this Indenture, the Corporation shall provide and perform, or procure from third parties, and is hereby granted the power, authority and responsibility to provide and perform, or procure from third parties, all general administrative and support services (other than those set forth in Section 10.02) as may be required or advisable, from time to time, in order to administer the business, affairs and operations of the Fund, including the following services:
a)	keeping and maintaining at its offices in Calgary, Alberta at all times books, records and accounts, including particulars of operations, receipts, disbursements, and investments relating to the Fund, which shall be maintained in accordance with normal commercial practices sufficient to permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles and which shall include the information required to be kept by a reporting issuer under applicable securities legislation in Canada and the information required of the Fund under the Act, all as amended from time to time;

b)	preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustee’s obligations under this Indenture;

c)	preparing, executing and filing all required tax returns and filings on behalf of the Fund and its subsidiaries within the time required under applicable laws;

d)	approving and, where applicable, signing the Fund’s annual information forms, financial statements, reserves information and statements, material change reports, business acquisition reports and any other document or material that is required under applicable securities laws or that may be included or incorporated by reference in a prospectus or similar document of the Fund;

e)	providing, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

f)	voting all of the Shares, Royalty Units, and any other Permitted Investments held by the Fund which carry voting rights (provided that the Corporation shall be subject to Section 9.04 and any other provision of this Indenture relating to the voting of such securities);

g)	the responsibility for the formation or acquisition of any subsidiaries of the Fund, any acquisitions made by the Fund or any subsidiary thereof, and any investments in, loans made to or royalty or other agreements entered into by the Fund with any subsidiary (direct or indirect) of the Fund;

h)	the management and stewardship of the Fund’s assets, including without limitation the Canadian Resources Properties and Permitted Investments of the Fund which authority shall include the acquisition, exploration, development, operation and disposition of, and other dealings with, the Canadian Resource Properties of the Fund, the marketing or other dealings with the Petroleum Substances produced therefrom, and the risk management practices undertaken in respect thereof;

i)	arranging for insurance contracts and policies insuring the Trust, the Trust Fund, the business of the Administrator or any direct or indirect subsidiary and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders or otherwise;

j)	the responsibility for any and all matters relating to an offering of securities of the Fund or the Fund’s subsidiaries, including: (i) ensuring compliance with all applicable laws in connection with such offering; (ii) all matters relating to the content and accuracy of the disclosure contained in any offering documents, and, where required, the approval, certification and execution by the Corporation thereof on behalf of the Fund; and (iii) all matters concerning any underwriting or agency agreement providing for an offering, including the execution by the Corporation of such agreement on behalf of the Fund;

k)	preparing and approving any prospectus or comparable documents of the Trust to qualify the sale of securities from time to time;

l)	the ability and responsibility to exercise from time to time any and all rights, powers and privileges in relation to all matters relating to any take-over bid, merger, amalgamation, arrangement, acquisition of all or substantially all of the assets of a person (including the Fund or the Corporation or any other direct or indirect subsidiary of the Fund), any process to maximize Unitholder value or any similar transaction or form of business combination (each of the foregoing individually referred to as a “Transaction”), including (i) approving and implementing any Unitholder rights protection plan either prior to or during the course of any Transaction; (ii) taking any legally permitted action either prior to or during the course of any Transaction, including prosecuting or defending any regulatory or court action in respect of any matters related to a Transaction; (iii) the preparation, approval and execution on behalf of the Fund of any agreements, circulars or other documents in connection with any Transaction; (iv) consideration of the terms of, and make any recommendations to Unitholders regarding, any Transaction; and (v) making all determinations, entering all agreements, preparing all documents and taking all other actions with respect to any Transaction which it may determine to be necessary, expedient, desirable or advisable for the best interests of the Fund and the Unitholders, and so as to comply with all applicable laws;

m)	dealing with banks and other financial institutions and institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (1) any and all other arrangements for the borrowing of funds in any manner whatsoever; and (2) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto;

n)	considering and undertaking all matters on behalf of the Fund in relation to any future acquisitions or divestitures by the Trustee of the Trust Fund;

o)	providing the Unitholders with annual audited and interim unaudited consolidated financial statements of the Fund (along with the applicable management discussion and analysis thereon), as well as relevant tax information as provided for by this Indenture and by applicable securities laws;

p)	ensuring compliance by the Fund with all applicable laws, including securities laws, and stock exchange requirements and preparing and providing to Unitholders on a timely basis all information to which Unitholders are entitled hereunder and under applicable laws, including quarterly and annual reports, notices, financial reports and tax information relating to the Fund;

q)	monitoring the status of the Trust Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Trust Units may cease to have such status, or, if not reasonably foreseen, when the Trust Units cease to have such status;

r)	monitoring the Fund’s status as such a “mutual fund trust” under the Act, use its best efforts to ensure that the Fund maintains its status as a “unit trust” and a “mutual fund trust” under the Act and provide the Trustee with written notice when the Fund ceases or is at risk of ceasing to have such status;

s)	selecting and managing investments on behalf of the Trust and monitor the investments of the Trust to ensure that the aggregate cost amount of the “foreign property” of the Trust does not result in the Trust Units being treated as “foreign property” for purposes of Part XI of the Tax Act;

t)	in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold (or direct the Trustee to withhold) the withholding taxes required and shall promptly remit (or cause the Trustee to remit) such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold (or direct the Trustee to withhold) amounts from other distributions to satisfy the Fund’s withholding tax obligations;

u)	promptly notifying the Trustee of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund;

v)	paying all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Fund, or imposed upon or against the Trust Fund, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of distributions to Unitholders in the year and any other matter as shall be permitted under the Tax Act, and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

w)	the responsibility to: (i) make all determinations necessary or desirable regarding the classification of the Trust for U.S. Federal income tax purposes; (ii) take such actions as are necessary or desirable regarding the classification of the Trust for U.S. Federal income tax purposes; and (iii) prepare and file, or cause to be prepared and filed on behalf of the Trust, such elections as are necessary or desirable, including U.S. Internal Revenue Services Form 8832 (Entity Classification Election), regarding the classification of the Trust for U.S. Federal income tax purposes.

x)	retaining and monitoring, on behalf of the Trustee, the transfer agent and other organizations serving the Fund;

y)	providing or causing to be provided such audit, accounting, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Fund from time to time and provide or cause to be provided such legal, financial and other advice and analysis as the Trustee may require or desire to permit any of them to make informed decisions in connection with the discharge by them of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

z)	making or causing to be made application for the listing or quotation on any stock exchange or market of any Trust Units (or other securities of the Fund or the Fund’s subsidiaries) and to do all things which in the opinion of the Corporation may be necessary or desirable to effect or maintain such listing or listings or quotation;

aa)	calling and holding all annual and/or special meetings of Unitholders pursuant to Article XII (including in respect of any Transaction), and to prepare, approve, sign and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

bb)	computing, determining, approving and directing the Trustee to make distributions to Unitholders which are properly payable by the Fund and, in connection therewith, withhold (or direct the Trustee to withhold) all amounts required by applicable law, and make all such remittances and filings (or direct the Trustee to make all such remittances and filings) in connection with such withholdings and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

cc)	attending to all administrative and other matters arising in connection with any redemptions of Trust Units pursuant to Article VII of the Trust Indenture;

dd)	establishing, implementing and amending (when and as required, once established) any distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans as may be determined by the Administrator to be desirable for the

Trust to establish, and attend to all matters in connection with the operation of such plans;

ee)	approving, executing and delivering, on behalf of the Trust, such agreements, including exchange agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of exchangeable securities;

ff)	taking all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

gg)	ensuring, or providing advice and assistance to the Trustee with respect to, the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust, as applicable;

hh)	approving the form of certificate representing the Trust Units from time to time and to execute such certificates on behalf of the Trust (provided that such certificates must be countersigned by the Transfer Agent to be effective), and ensure that such form complies with applicable regulatory requirements and securities laws;

ii)	providing such additional administrative and support services pertaining to the Trust, the Trust Fund and the Trust Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

jj)	generally providing all other services as may be necessary or as requested by the Trustee of the Trust, for the administration of the Trust;

kk)	providing investor relations services to the Fund;

ll)	taking all actions as the Trustee may request or which are necessary to effect the implementation and carrying out of the Trustee’s powers and responsibilities described in Section 9.02; and

mm)	to generally provide all other services and support as may be necessary, or as requested by the Trustee, for the administration of the Fund and which are not otherwise expressly granted, allocated or delegated to the Corporation under the terms of this Trust Indenture (including the foregoing subsections 10.01(a) to (II), excluding, however, any of those matters which are referred to in Section 10.02.
The Corporation as Administrator accepts such responsibilities and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.
10.02	Services for Which the Corporation is Not Responsible
Notwithstanding any provision herein contained, the right and obligation of the Corporation to perform or procure all general administrative and support services as may be required or advisable, from time to time, in order to administer the business, affairs and operations of the Fund (as more particularly set forth in Section 10.01) shall not be construed to derogate from the position of the Trustee, as the sole trustee of the Fund, holding the legal ownership of the Trust Fund in its name for the benefit of the Unitholders and, without limiting the foregoing, shall not be construed to include or be deemed to restrict the rights, powers, authorities and duties of the Trustee to act on behalf of the Fund and be responsible for:

a)	making the distribution of payments or property to Unitholders;

b)	the Trustee’s duties under Article XIV — Termination of this Indenture; and

c)	any matters ancillary or incidental to any of those set forth in subsections 10.02(a) and (b) above.
10.03 Grant of Power and Authority to Corporation
The Corporation is hereby granted, allocated and, where applicable, delegated full and absolute right, power and authority to undertake, perform and provide, for and on behalf of the Fund, all of the rights, powers, duties and services contemplated herein, including Section 10.01 hereof, and to take and do, for and on behalf of the Fund, in connection with the provision of all such rights, powers, duties and services, all such actions and all such things which the Corporation deems appropriate, in its sole discretion, including the right, power and authority to retain and instruct such appropriate advisors (including auditors, accountants, legal counsel, valuators, engineers, surveyors, appraisers, brokers, investment dealers, financial advisors, investment advisors and underwriters) to perform those duties and obligations granted to the Corporation which it is not qualified to perform, to execute and deliver contracts, leases, licenses, and other documents, instruments and agreements, including prospectuses, registration statements and other documents contemplated by applicable securities laws to make all applications and filings, and to take such other actions as the Corporation considers appropriate, in the name of and on behalf of the Fund.
10.04 Liability of Trustee
The Trustee shall have no liability or responsibility for any matters granted to and assumed by the Corporation hereunder or under any of the Material Contracts (including any responsibility to supervise the actions of the Corporation) and shall not be held to its standard of care in respect thereof. The Trustee, in relying upon the Corporation for the proper performance of the matters granted to and assumed by the Corporation hereunder and in entering into Material Contracts, shall be deemed to have complied with its obligations under Article IX (including any requirement that the Trustee satisfy its standard of care) and shall be entitled to the benefit of the limitation on liability and indemnities provided in Article IX.
10.05 Certificate of Compliance
The Corporation as Administrator shall furnish to the Trustee annually, within 120 days of the fiscal year end of the Fund, a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Administrator, or such other officers of the Administrator as may be acceptable to the Trustee certifying that the Administrator is in compliance in all material respects of its covenants, duties or obligations under the Trust Indenture and Royalty Agreements relating to the business and affairs of the Fund, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non compliance.

EXHIBIT “B-2”
USA AMENDMENTS
The USA is amended as follows:
•	The first recital is amended by including a reference to the amalgamation of the Corporation and Esprit;

•	The following paragraph is added as the second paragraph of Section 3.01:

Notwithstanding the foregoing: (A) after June 30, 2012 the Manager shall be entitled to appoint only one member of the Board of Directors of the Corporation and the remainder of the directors of the Corporation shall be appointed by the Fund, as directed by the Unitholders; and (B) upon the earliest of the following events to occur: (i) James S. Kinnear becoming 80 years of age, (ii) the incapacity of James S. Kinnear, or (iii) the death of James S. Kinnear, the Manager shall no longer be entitled to nominate or appoint any members to the Board of Directors of the Corporation. In addition, if the Fund is converted into a corporation, the Manager shall no longer be entitled to nominate or appoint any members to the Board of Directors of the Corporation.

•	Section 4.01 is deleted in its entirety and replaced with the following:
4.01 A Shareholder shall not transfer any Shares to any Person except to another Shareholder. For greater certainty, the foregoing shall not prohibit the transfer of a beneficial interest in Exchangeable Shares.

SCHEDULE C
DESCRIPTION OF LONG TERM INCENTIVE PLANS
Trust Unit Rights Incentive Plan
Purpose
The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, Directors, officers and employees of, and direct and indirect service providers to, Pengrowth to acquire Trust Units, thereby: (i) increasing the proprietary interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth.
Trust Units Subject to the Rights Incentive Plan
As of March 31, 2009, 2,234,696 Trust Unit Rights were available to be granted under the Rights Incentive Plan, representing 0.9% of the issued and outstanding Trust Units as at March 31, 2009. The number of Trust Units reserved for issuance upon the exercise of Trust Unit Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (“TSX”) and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.
If any Trust Unit Rights granted under the Rights Incentive Plan expire or terminate for any reason without having been exercised in full, any Trust Units to which such Trust Unit Rights relate shall be available for the purposes of granting additional Trust Unit Rights under the Rights Incentive Plan.
Administration, Eligibility And Limitation Of Issuances
The Rights Incentive Plan will be administered by either the Board or by an appointed committee thereof (for the purposes of this section, the “Plan Administrator”), which shall, from time to time, at its sole discretion and subject to the Rights Incentive Plan, determine the participants who shall participate under the Rights Incentive Plan, the number of Trust Unit Rights to be granted to such participants and the terms of vesting of such Trust Unit Rights; provided, however, that: (i) the number of Trust Unit Rights granted to any one participant shall not exceed five percent of the issued and outstanding Trust Units at the date of grant of such Trust Unit Rights (the “Grant Date”), calculated on a non-diluted basis; (ii) the number of Trust Units which may be reserved for issuance to “insiders” (as defined by the policies of the TSX), at any time, under the Rights Incentive Plan and all other security-based compensation arrangements (as defined by the policies of the TSX) of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units calculated on a non-diluted basis; and (iii) the number of Trust Units issued to insiders, within any one-year period, under the Rights Incentive Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent to assist in the administration of the Rights Incentive Plan.
Exercise Price
Subject to adjustment pursuant to the terms of the Rights Incentive Plan, the exercise price per Trust Unit Right granted (the “Exercise Price”) shall be not less than the closing market price of the Trust Units on the TSX (the “Market Price”) on the day immediately preceding the Grant Date. If the Trust Units are not traded on the TSX, the Exercise Price shall be equal to the closing market price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. If the Trust Units are not traded on any stock exchange, the Exercise Price shall be equal to an amount determined by the Plan Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Plan Administrator indicating a valuation of the Trust Units.
Adjusted Exercise Price
In the event that the aggregate amount of regular cash distributions of the Trust (“Distributions”) paid to Unitholders during a fiscal quarter, on a per Trust Unit basis pursuant to the Trust Indenture is greater than: (i) 2.5% of the Trust’s Oil and Gas Interests (as defined below) on the Trust’s consolidated balance sheet at the beginning of such fiscal quarter; divided by (ii) the number of Trust Units issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the “Threshold Amount”), then the Exercise Price of each outstanding Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such Trust Unit Right, be reduced by an amount equal to: (i) the amount by which the aggregate Distributions for the most recently completed fiscal quarter preceding the date of exercise of such Trust Unit Right, calculated on a per Trust Unit basis, exceeds the Threshold Amount (the “Reduction”); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Trust Unit Rights were granted (such reduced price being the “Adjusted Exercise Price”).
For the purposes of the Rights Incentive Plan, “Oil & Gas Interests” shall be the Trust’s consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.
Upon the exercise of a Trust Unit Right, the Exercise Price shall, at the election of the holder thereof, be reduced by the sum of all Reductions, if any, for each fiscal quarter that such Trust Unit Right was outstanding from the date of grant of the Trust Unit Right to and including the most recently completed fiscal quarter prior to the date of exercise.
For the sake of greater certainty, if, on the date of exercise of a Trust Unit Right, the holder thereof elects not to reduce the Exercise Price of such Trust Unit Right by the aggregate amount of all of the accumulated Reductions, such holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Trust Unit Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the Rights Incentive Plan.
Subject to the approval of the TSX, the Plan Administrator may, without Unitholder approval, vary the formula for calculating the Threshold Amount.
Vesting
Trust Unit Rights granted under the Rights Incentive Plan may be exercised on the basis and schedule to be determined by the Plan Administrator on the Grant Date.
Term
Trust Unit Rights granted under the Rights Incentive Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the Grant Date, subject to such terms of vesting as the Plan Administrator may determine in accordance with the Rights Incentive Plan. At the expiration of the applicable Exercise Period (the “Expiry Date”), any Trust Unit Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Unitholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Expiry Date for a Trust Unit Right occurs during a Blackout Period (as defined in the Rights Incentive Plan) applicable to the relevant participant under the Rights Incentive Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Rights Incentive Plan, then the Expiry Date for that Trust Unit Right shall be the date that is the

10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Rights outstanding under the Rights Incentive Plan.
Termination of Rights
If a holder of Trust Unit Rights ceases to be a Director, officer, employee or direct or indirect service provider of Pengrowth prior to the Expiry Date:
•	by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such holder, then all outstanding Trust Unit Rights granted to such holder shall immediately and automatically vest and all such vested Trust Unit Rights granted to such holder shall terminate on the earlier of (i) the date that is one year following the date of death or long term disability; and (ii) the applicable Expiry Date. Only the holder or the person or persons to whom the holder’s rights under the Trust Unit Rights pass by the holder’s will or applicable law shall have the right to exercise part or all of the holder’s outstanding and vested Trust Unit Rights;

•	by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Trust Unit Rights granted to such holder shall terminate on the earlier of: (i) the date which is two years following the date of retirement of such holder; or (ii) the applicable Expiry Date;

•	for cause, then all outstanding Trust Unit Rights, whether vested or not, shall immediately and automatically terminate; and

•	for any reason, other than as provided in the foregoing paragraphs, then all outstanding unvested Trust Unit Rights granted to such holder shall, unless otherwise provided, immediately and automatically terminate. Such holder shall have the right to exercise part or all of his or her outstanding vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is 60 days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.
Assignability
Except as specifically provided in the Rights Incentive Plan, Trust Unit Rights may not be transferred or assigned without the prior consent of the Plan Administrator.
Adjustments
In the event that during the Exercise Period of any Trust Unit Rights granted under the Rights Incentive Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Trust Unit Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Trust Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division, or change, and the Exercise Price of outstanding Trust Unit Rights shall be adjusted accordingly.
Amendments
The Board may, at any time, amend, suspend or terminate the Rights Incentive Plan, or any portion of the Rights Incentive Plan, or any Trust Unit Right granted under the Rights Incentive Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the Rights Incentive Plan, no action of the Board or

Unitholders shall alter or impair the rights of a holder under any Trust Unit Right previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the Rights Incentive Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the Rights Incentive Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment which would result in the Exercise Price for any Trust Unit Rights granted under the Rights Incentive Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Right is granted;

(c)	any amendment which reduces the Exercise Price of a Trust Unit Right;

(d)	any amendment extending the term of a Trust Unit Right held by an insider beyond its original Expiry Date except as otherwise permitted by the Rights Incentive Plan; and

(e)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
Change of Control
In the event of a change of control (as such term is defined in the Rights Incentive Plan), all outstanding Trust Unit Rights granted under the Rights Incentive Plan shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Trust Unit Rights granted to him under the Rights Incentive Plan at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of the change of control; and (ii) the Expiry Date of the Trust Unit Rights.
Deferred Entitlement Unit Plan
Purpose
The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate Directors, officers, employees and direct and indirect service providers of Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business. DEUs may be granted to the Directors, officers, employees and direct and indirect service providers of Pengrowth.
Trust Units Subject to the DEU Plan
As of March 31, 2009, 2,833,510 DEUs were available to be granted under the DEU Plan, representing 1.1% of the issued and outstanding Trust Units. The maximum number of Trust Units which may be reserved for issuance upon the exercise of DEUs is 5,525,000 Trust Units, representing 2.15% of the Trust Units issued and outstanding as at March 31, 2009; this amount may be amended subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders. In aggregate, 631,552 Trust Units have been issued pursuant to the exercise of DEUs.
Administration, Eligibility and Limitation of Issuances
The Board designates those eligible participants who will be granted DEUs. In the case of DEUs granted to officers and employees of, and direct and indirect service providers to, Pengrowth, DEUs entitle the holder thereof to Trust Units, including additional DEUs acquired through the reinvestment of notional distributions, the number of which is determined by Pengrowth’s performance relative to its competitor group. The DEU Plan provides the Board with the authority to establish performance benchmarks and to determine the relationship between the number of DEUs granted and Pengrowth’s overall performance, including, but not limited to, the market price of Trust Units, the financial performance of the Trust and the participant’s ownership levels of Trust Units. It is currently the practice of Pengrowth to limit the maximum number of Trust Units granted to the holder thereof upon the achievement of performance benchmarks to 150% of the aggregate of the DEUs granted plus DEUs acquired through the reinvestment of notional distributions. In the case of DEUs granted to Directors, DEUs entitle the holder thereof to an equivalent number of Trust Units immediately following the date of the DEU grant and to such additional DEUs acquired through the reinvestment of notional distributions.
The DEU Plan includes a distribution reinvestment component, pursuant to which notional distributions on unvested DEUs accrue to the benefit of the holder and are credited to the holder in the form of additional DEUs.
The DEU Plan provides that: (i) the number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the DEU Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period under the DEU Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units, calculated on a non-diluted basis.
Vesting
DEUs granted to the officers, employees and direct and indirect service providers of Pengrowth typically vest three years following the date of the DEU grant, although vesting periods are determined at the discretion of the Board. DEUs granted to Directors typically vest immediately upon their issuance. Trust Units are issued from treasury upon the exercise of fully vested DEUs.
Termination OF DEUs
In accordance with the terms of the DEU Plan, DEUs shall terminate on the earlier of the following dates:
•    if a participant dies or ceases to be an employee by reason of: (i) retirement from active employment upon reaching the permitted retirement age set by the Board (which is presently defined as age 55 with a minimum of five years of service); (ii) total or permanent disability; or (iii) for any other reason specified by the Board, then all DEUs held in the name of the participant shall be immediately considered vested DEUs, which may be exercised by the holder or the holder’s estate or designated beneficiary; or
•    if a participant, other than a director, ceases to be an eligible person for any reason other than those set out above including, without limitation, termination of his employment by his employer, there shall be forfeited as of the Termination Date such DEUs as are not vested. No cash shall at any time be paid in lieu of any DEUs forfeited. For the purposes of this provision, “Termination Date” means the day that is 60 days from the date on which a participant ceases, for any reason, to be a member of the Board, an officer or an employee of Pengrowth, and where the employment is terminated by Pengrowth, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided.
Amendments
The Board may, at any time, amend, suspend or terminate the DEU Plan, or any portion of the DEU Plan, or any DEUs granted under the DEU Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the DEU Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any DEU previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the DEU Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the DEU Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment extending the term of a DEU held by an insider beyond its original expiry date except as otherwise permitted by the DEU Plan; and

(c)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
Assignability
The interest of any participant under the DEU Plan or in any DEU shall be not transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall enure to the benefit of, and be binding upon, such participant or the designated beneficiary thereof.
Adjustments
If the Trust Units are consolidated, subdivided or reclassified, or if any other action of a similar nature affecting the number of Trust Units is taken, then in such event the maximum number of Trust Units which can be issued under the DEU Plan in accordance with the DEU Plan, and the number of DEUs granted to each participant, may be correspondingly adjusted by the Board.
Change of Control
In the event of a change of control (as such term is defined in the DEU Plan) or possible change of control, the Board may, in their discretion, determine to immediately accelerate the vesting period of any DEUs granted under the DEU Plan.
Trust Unit Option Plan
Termination of Unit Option Plan
No options to purchase Trust Units (“Trust Unit Options”) or stock appreciation rights (“SARs”) have been issued pursuant to the Unit Option Plan since January 28, 2002 and Pengrowth does not intend to issue any further Trust Unit Options or SARs in the future. There are presently 1,700 Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Unit Option Plan. Upon the exercise or expiration of the outstanding Trust Unit Options, the Unit Option Plan will be terminated. It is anticipated that all Trust Unit Options will be exercised or cancelled by June 28, 2009.
Purpose
The purpose of Pengrowth’s trust unit option plan (the “Unit Option Plan”) is to encourage equity ownership in the Trust by Directors, officers, employees and direct and indirect service providers of the Corporation who are primarily responsible for the management and profitable growth of the business of the Corporation and the Trust. It is believed that the Unit Option Plan will advance the interests of these businesses by providing an additional incentive for superior performance and will enhance the ability to attract and retain persons of the highest caliber.

Trust Units Subject to the Plan
Prior to June 29, 2002, Trust Unit Options and SARs were issuable pursuant to the Unit Option Plan from time to time at the discretion of the Manager, subject to ratification by the Board. The maximum number of Trust Units reserved for issuance under the Unit Option Plan is fixed at 6,000,000 Trust Units, which number is included in the 18,475,000 Trust Units reserved for issuance under the Rights Incentive Plan. As Pengrowth does not intend to issue further Trust Unit Options, the Trust Units reserved for issuance under the Unit Option Plan have been allocated to be reserved for issuance under the Rights Incentive Plan.
Administration, Eligibility and Limitation of Issuances
The Unit Option Plan is administered by the Manager and there are a number of provisions in the Unit Option Plan where the Manager has full authority and discretion. In practice, the Manager defers to the discretion of the Board on such provisions.
Notwithstanding that no future grants of Trust Units Options or SARs are anticipated under the Unit Option Plan, the Unit Option Plan provides that: (i) the number of Trust Units reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten percent of the issued and outstanding Trust Units, on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent of the issued and outstanding Trust Units on a non-diluted basis.
Pengrowth has not provided any financial assistance to participants in the exercise of any Trust Units Options.
Exercise Price
The exercise price of Trust Unit Options granted under the Unit Option Plan may not be less than the closing price of the Trust Unit Options on the facilities of the TSX on the trading day immediately preceding the date of grant.
Vesting
The vesting period for Trust Unit Options is determined at the discretion of the Manager, but it typically set at two years.
Term
Trust Unit Options presently outstanding under the Unit Option Plan have a seven year term from the date of grant of such Trust Unit Options (the “Option Exercise Period”). At the expiration of the applicable Option Exercise Period (the “Option Expiry Date”), any Trust Unit Options which have not been exercised shall expire and become null and void. The Board shall not, without first receiving Unitholder approval, extend the Option Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Option Expiry Date for a Trust Unit Option occurs during a Blackout Period (as defined in the Unit Option Plan) applicable to the relevant participant under the Unit Option Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Unit Option Plan, then the Option Expiry Date for that Trust Unit Option shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Options outstanding under the Unit Option Plan.

Termination of Trust Unit Options
In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Manager or by the Corporation providing otherwise, Trust Unit Options, to the extent not validly exercised, will terminate on the earlier of the following dates:
•	in the event of the death of the participant (in which event all rights granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager;

•	in the event of the disablement of the participant, which disablement is for a continuous period of 180 days and which prevents the participant from continuing in his capacity as an officer, Director, employee, or a special consultant of the Corporation (in which event all Trust Unit Options granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager and not less than 180 days after an event giving rise to the disablement;

•	in the event of the termination or retirement of the participant, on a date determined by the Manager.
In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Corporation providing otherwise, in the event of: (i) the sale by the Corporation of all or substantially all of the property and assets of the Corporation; or (ii) a “take-over bid” (as defined by applicable securities legislation) which results in the offeror under such bid holding in excess of 50 percent of the outstanding Trust Units, all then outstanding Trust Unit Options shall immediately vest and become exercisable.
Assignability
The interest of any participant under the Unit Option Plan or in any Trust Unit Options is not transferable or alienable by him without the consent of the Manager.
Adjustments
In the event of any subdivision or re-division of the Trust Units at any time prior to the expiry date of the Trust Unit Options into a greater number of Trust Units, the Trust shall deliver, at the time of any exercise thereafter of the Trust Unit Option thereby granted, such additional number of Trust Units as would have resulted from such subdivision, re-division or change if such exercise of the Trust Unit Option hereby granted had been prior to the date of such subdivision, re-division or change.
Amendments
The Board may, at any time, amend, suspend or terminate the Unit Option Plan, or any portion of the Unit Option Plan, or any Trust Unit Options granted under the Unit Option Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the Unit Option Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Trust Unit Option previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the Unit Option Plan at any time, the following specific amendments require Unitholder approval:
(a)	amendments to the number of Trust Units issuable under the Unit Option Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment which would result in the Option Exercise Price for any Trust Unit Options granted under the Unit Option Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Option is granted;

(c)	any amendment which reduces the Option Exercise Price of a Trust Unit Option;

(d)	any amendment extending the term of a Trust Unit Option held by an insider beyond its original Option Expiry Date except as otherwise permitted by the Unit Option Plan; and
amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
Change of Control
In the event of a change of control (as such term is defined in the Unit Option Plan), all outstanding Trust Unit Options granted under the Unit Option Plan shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Trust Unit Options granted to him under the Unit Option Plan at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of the change of control; and (ii) the expiry date of the Trust Unit Options.

SCHEDULE D
ORDINARY RESOLUTION REAPPOINTING COMPUTERSHARE TRUST COMPANY
OF CANADA AS TRUSTEE
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	Computershare Trust Company of Canada is reappointed as Trustee for the purposes of the USA, the Royalty Indenture, the Trust Indenture and the Management Agreement for an additional two year term that will expire on the date of the annual meeting of Unitholders to be held in 2011.

2.	The Trustee is hereby authorized for and on behalf of the Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this extraordinary resolution.
All terms defined in the Management Information Circular of the Trust, dated May 5, 2009, have the same respective meanings in this resolution when used herein.

SD-1